   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 1997
                                                     REGISTRATION NO. 333-25031
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                              POST-EFFECTIVE

                             AMENDMENT NO. 1
                                      TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            WORLD OF SCIENCE, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

        NEW YORK                     5999                    16-0963838
    (STATE OR OTHER           (PRIMARY STANDARD         (IRS EMPLOYER ID NO.)
    JURISDICTION OF       INDUSTRIAL CLASSIFICATION
   INCORPORATION OR               CODE NO.)
     ORGANIZATION)

                              900 JEFFERSON ROAD
                                 BUILDING FOUR
                           ROCHESTER, NEW YORK 14623
                                (716) 475-0100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          FRED H. KLAUCKE, PRESIDENT
                              900 JEFFERSON ROAD
                                 BUILDING FOUR
                           ROCHESTER, NEW YORK 14623
                                (716) 475-0100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                WITH COPIES TO:
       THOMAS E. WILLETT, ESQ.                   KEITH F. HIGGINS, ESQ.
     HARRIS BEACH & WILCOX, LLP                       ROPES & GRAY
        130 EAST MAIN STREET                     ONE INTERNATIONAL PLACE
      ROCHESTER, NEW YORK 14604                BOSTON, MASSACHUSETTS 02110
           (716) 232-4440                            (617) 951-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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


                             2,450,00 SHARES

                                     LOGO
                                 COMMON STOCK

                               ----------------

  Of the 2,450,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,600,000 shares are being sold by World of Science, Inc. (the "Company" or "World of Science") and 850,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Company's Common Stock. For a discussion of the factors considered in determining the initial public offering price see "Underwriting." The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "WOSI."

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON    THE   ACCURACY   OR   ADEQUACY   OF    THIS   PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                          UNDERWRITING              PROCEEDS TO
                              PRICE TO   DISCOUNTS AND  PROCEEDS TO   SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................     $6.00         $.42         $5.58       $5.58
--------------------------------------------------------------------------------
Total(3)...................  $14,700,000   $1,029,000   $8,928,000   $4,743,000

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(1) The Company and the Selling Stockholders have agreed to indemnify the
    Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated at $400,000.

(3) The Company and a Selling Stockholder have granted the Underwriters a 45-day option to purchase up to an additional 367,500 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $16,905,000, $1,183,350, $10,755,450, and $4,966,200, respectively. See
    "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer or to reject any orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about July 11, 1997.

A.G. EDWARDS & SONS, INC.                      RAYMOND JAMES & ASSOCIATES, INC.

               The date of this Prospectus is July 8, 1997.

                    [INSIDE FRONT COVER PAGE OF PROSPECTUS]

[INSIDE OF GATEFOLD--PHOTOGRAPHS OF EXTERIORS OF PERMANENT AND SEASONAL STORES
                    AND PHOTOGRAPHS OF STORE PRODUCT AREAS]

   [OUTSIDE OF GATEFOLD--MAP DESIGNATING LOCATIONS OF PERMANENT AND SEASONAL
                                    STORES]




  The Company intends to furnish its stockholders with annual reports containing audited financial statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

  This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

* World of Science(R) is a registered trademark of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised. All share and per share data have been retroactively adjusted to give effect to a five-for-one stock split effective April 18, 1997. As used in this Prospectus, unless otherwise indicated, the terms "fiscal" and "fiscal year" refer to the calendar year in which the Company's fiscal year commences. For example, "fiscal 1996" refers to the fiscal year ended February 1, 1997. The Company's fiscal year was the 52-week period ending on the Sunday closest to January 31 for fiscal years prior to fiscal 1996, and was the 53-week period ending on the Saturday closest to January 31 for fiscal 1996.

                                  THE COMPANY

  World of Science is a leading specialty retailer of a variety of traditional and distinctive science and nature products. The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. World of Science has developed a broad customer base, as its products appeal to customers of all ages for gift-giving, educational use and entertainment. The Company operates both a permanent and seasonal store format. At May 31, 1997, the Company operated 49 permanent stores and 65 seasonal stores in 29 states, primarily in enclosed malls.

  Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space and maintain approximately 2,600 stock keeping units ("SKUs") of inventory. Permanent stores are also generally characterized by an upscale store facade and interior fixture package. Seasonal stores are open during the holiday selling season, or for an extended period beyond that season, under leases with shorter terms. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs of inventory, occupy available in-line mall space, require minimal store build-out and utilize reusable fixtures.

  Over the past five years, the Company's net sales have increased from $11.8 million in fiscal 1992 to $44.6 million in fiscal 1996, and net income has increased from approximately $827,000 to $1.7 million during the same period. Total stores operated during the holiday selling season increased from 31 in fiscal 1992 to 129 in fiscal 1996.

BUSINESS STRATEGY

 . DISTINCTIVE AND TRADITIONAL MERCHANDISE. World of Science stores offer a variety of educationally and entertainment-oriented, distinctive science and nature products, together with a broad assortment of more traditional science and nature products. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. The Company continually seeks new and distinctive products and, accordingly, updates approximately one-third of its SKUs annually.

 . EDUCATIONAL AND ENTERTAINING SHOPPING EXPERIENCE. The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. This educational and entertaining shopping experience places the customer in an environment where experimentation and play are integral components of the buying experience.

 . SUPERIOR CUSTOMER SERVICE. The Company employs enthusiastic and friendly sales personnel who are trained to highlight the benefits of the products offered and encourage customers to browse at their leisure.

 . USE OF SEASONAL STORES. The seasonal store program enables the Company to reach a broader customer base during the holiday selling season, as well as to test prospective locations for permanent stores before making the required capital investment. The Company opportunistically seeks out available in-line space in quality shopping malls which it can lease for several months around the holiday selling season and, in some instances, for an extended period thereafter. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores. In fiscal 1996, 46.1% of the Company's total net sales were generated by seasonal stores.

 . PRICE INTEGRITY. The Company's pricing strategy is to offer quality products at fair prices. World of Science stores sell merchandise generally ranging in price from less than $1.00 to $1,000. The Company does not engage in frequent storewide sales or price mark-downs and believes it uses sales and price mark-downs to a lesser degree than other retailers. The Company believes that its pricing strategy fosters customer trust and confidence.

EXPANSION STRATEGY

  The Company has grown by opening new permanent stores, by operating seasonal stores to capture sales during the holiday selling season, and by increasing sales volume from its existing permanent stores. Although management does not believe there are geographical constraints on the location of future stores, the Company's expansion strategy will focus primarily on opening stores in new and existing markets in the eastern half of the United States before expanding elsewhere. The Company believes that this strategy will allow it to increase the recognition of the "World of Science" name, enhance operating efficiencies and manage growth. The principal elements of the Company's expansion strategy are as follows:

 . NEW PERMANENT STORE OPENINGS. The Company currently operates 49 permanent
  World of Science stores. The Company expects to open a total of approximately 12 permanent stores in fiscal 1997, of which five had been opened as of May 31, 1997, and approximately 18 permanent stores in fiscal 1998 in both new and existing markets. In many cases, permanent stores will replace seasonal stores and, in appropriate circumstances, the Company may acquire or assume pre-existing leases of other retail stores.

 . ACTIVE SEASONAL STORE PROGRAM. The Company operated 85 World of Science seasonal stores during the fiscal 1996 holiday selling season and currently operates 65 seasonal stores. During the past three fiscal years, the Company has only opened one permanent store in a pre-existing mall which was not preceded by a seasonal store in the same mall. The Company plans to operate approximately 100 seasonal stores during the holiday selling season in fiscal 1997 and approximately 120 seasonal stores in fiscal 1998.

 . COMMITMENT TO STRONG INFRASTRUCTURE. The Company's expansion strategy includes a commitment to make appropriate infrastructure investments. Over the past two years, the Company has made significant investments in its management information systems and distribution facilities, which have contributed to efficiencies in inventory management and product distribution.

  The Company was incorporated in New York in 1969. The Company's executive offices are located at 900 Jefferson Road, Building Four, Rochester, New York 14623 and its telephone number is (716) 475-0100.

                                  THE OFFERING

 Common Stock offered by:
    The Company............................... 1,600,000 shares
    The Selling Stockholders..................   850,000 shares
        Total................................. 2,450,000 shares
 Common Stock outstanding after the Offering.. 5,022,955 shares(1)
 Use of proceeds.............................. To finance new store expansion, reduce indebtedness and for
                                               working capital and other
                                               general corporate purposes. See
                                               "Use of Proceeds."
 Proposed Nasdaq National Market symbol....... WOSI

--------
(1) Based on the number of shares of Common Stock outstanding at May 31, 1997. Does not include 565,000 shares of Common Stock reserved for issuance under the Company's stock option plans, of which options for 165,000 shares have been granted. See "Management--Stock Option Plans."

                             SUMMARY FINANCIAL DATA

                                                                                               THREE MONTHS
                                               FISCAL YEAR ENDED                                   ENDED
                          ---------------------------------------------------------------  ----------------------
                          JANUARY 31,  JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 1,    MAY 4,      MAY 3,
                             1993         1994         1995         1996        1997(1)     1996(1)       1997
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $    11,794  $    23,153  $    31,335  $    37,265  $    44,563  $    5,562  $    7,287
 Cost of sales and
  occupancy expenses....        7,365       14,861       20,788       23,957       28,630       4,299       5,730
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Gross profit...........        4,429        8,292       10,547       13,308       15,933       1,263       1,557
 Selling, general and
  administrative
  expenses..............        2,978        6,785        9,048       10,680       12,593       2,214       3,001
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Operating income
  (loss)................        1,451        1,507        1,499        2,628        3,340        (951)     (1,444)
 Interest expense, net..           44           68          320          418          394          23          25
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Income (loss) before
  income taxes..........        1,407        1,439        1,179        2,210        2,946        (974)     (1,469)
 Income tax expense
  (benefit).............          580          600          460          906        1,210        (399)       (602)
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Net income (loss)......  $       827  $       839  $       719  $     1,304  $     1,736  $     (575) $     (867)
                          ===========  ===========  ===========  ===========  ===========  ==========  ==========
 Net income (loss) per
  share(2)..............  $       .32  $       .23  $       .20  $       .35  $       .49  $     (.16) $     (.25)
                          ===========  ===========  ===========  ===========  ===========  ==========  ==========
 Weighted average number
  of shares.............        2,590        3,625        3,666        3,738        3,522       3,530       3,519
STORE OPERATING DATA:
 Selected Permanent
  Store Data
 Number of stores at
  beginning of period...           17           23           27           33           37          37          44
 Number of stores at end
  of period.............           23           27           33           37           44          39          48
 Total net sales........  $10,217,000  $12,720,000  $16,178,000  $20,241,000  $23,998,000  $3,479,000  $4,259,000
 Percentage increase in
  comparable store
  net sales(3)(4).......          4.2%         1.7%         2.9%         3.1%         3.5%       10.4%        4.9%
 Total square footage at
  end of period(5)......       40,074       50,843       65,048       75,182       94,348      79,706     104,686
 Average net sales per
  square foot(3)(5).....  $       307  $       280  $       274  $       272  $       275  $       43  $       42
 Average net sales per
  store(3)(5)...........  $   434,000  $   495,000  $   532,000  $   544,000  $   575,000  $   89,000  $   91,000
 Selected Seasonal Store
  Data
 Number of stores at
  beginning of period...            0            0           26           40           37          37          62
 Peak number of stores
  during period(6)......            8           79           89           71           85          38          65
 Total net sales........  $ 1,325,000  $10,323,000  $15,113,000  $17,019,000  $20,565,000  $2,083,000  $3,028,000

                                                               MAY 3, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(7)
                                                          ------- --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents............................... $    63    $ 5,256
 Working capital.........................................   5,326     13,296
 Total assets............................................  16,892     22,085
 Total debt, including capital lease obligations.........   3,657        322
 Stockholders' equity....................................   9,613     18,141

--------
(1) The fiscal year ended February 1, 1997 consisted of 53 weeks as compared with 52 weeks in all prior years presented. The three months ended May 4, 1996 reflects a fourteen-week period as compared with the thirteen-week period ended May 3, 1997.
(2) Computed based on the weighted average number of shares of common stock and common stock equivalents, calculated using the treasury stock method. For fiscal 1992 through fiscal 1995, the weighted average number of shares includes 654,550 shares owned by the Company's Chairman which were subject to an option granted by him to the Company's former President, which option terminated unexercised on January 17, 1996. The 654,550 shares were considered both as issued and outstanding and as common stock equivalents issued by the Company for those fiscal years.
(3) Percentage increase in comparable store net sales, average net sales per square foot and average net sales per store are adjusted to reflect a 52-week year for all years presented and a thirteen-week fiscal quarter.
(4) A comparable store is defined as a permanent store which was open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year.
(5) Average net sales per square foot and average net sales per store include only stores open for the entire fiscal period. Total square footage at end of period reflects the gross leased space of permanent stores open at the end of the period.
(6) Reflects the greatest number of seasonal stores open at any one time during the period, which is historically during the fourth quarter of a fiscal year.

(7) Adjusted to give effect to the Offering and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus.

SEASONALITY

  The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the holiday selling season, which consists of the months of November and December, and sales and net income have generally been significantly lower from January through October, resulting in losses in the first three fiscal quarters. The operation of a substantial number of seasonal stores during the holiday selling season increases the seasonal nature of the Company's sales. Net sales in the fourth fiscal quarter represented 58.7% and 57.7% of the Company's total net sales for fiscal 1995 and 1996, respectively. Sales generated during the holiday selling season will continue to have a significant impact on the Company's results of operations. If for any reason the Company's sales during any holiday selling season are below expectations, or if there is a decrease in the availability of working capital needed in the months prior to any holiday selling season, the Company's profitability would be materially and adversely affected. The Company must make decisions regarding the type and amount of inventory to buy well in advance of the season in which it will be sold, especially for the holiday selling season. Significant deviations from projected demand for products, inclement weather, or generally unfavorable economic conditions could have an adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's revenues and earnings may fluctuate from quarter to quarter based upon a variety of factors, including the amount and timing of sales contributed by new stores, the integration of new stores into the operations of the Company, the success of its seasonal store program, costs associated with opening new stores and other associated expenses. As a result of the Company's expansion plans to open new stores in fiscal 1997, operating losses for the first fiscal quarter were, and for the second and third fiscal quarters are likely to be, greater than those in fiscal 1996. If the Company's operating results in future quarters are below the expectations of securities analysts and investors, the market price of the Company's Common Stock could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."

INABILITY TO IMPLEMENT EXPANSION STRATEGY

  Substantially all of the Company's growth in revenues over the past five years is attributable to revenues from the opening of additional stores. The Company's future growth depends to a significant extent on the opening of new permanent and seasonal stores, and to a lesser extent, on the Company's ability to increase sales in its existing stores. At May 31, 1997, the Company had 49 permanent stores and 65 seasonal stores in operation, primarily in the eastern half of the United States. The Company currently plans to open a total of approximately 12 new permanent stores during fiscal 1997 and to operate a peak number of approximately 100 seasonal stores in fiscal 1997, and to open approximately 18 new permanent stores during fiscal 1998 and to operate a peak number of approximately 120 seasonal stores in fiscal 1998, primarily in new and existing markets in the eastern half of the United States. The Company's ability to open and operate new stores profitably is dependent on, among other factors, the availability of suitable sites on acceptable lease terms, the availability of qualified store personnel, the Company's ability to obtain adequate product inventory, the Company's financial resources and the Company's ability to manage the operational aspects of growth. There can be no assurance that the Company will be able to open and operate new stores on a timely and profitable basis, that opening new stores in markets already served by the Company will not adversely affect existing store profitability or reduce comparable store net sales, or that comparable store net sales will increase in the future. In addition, there can be no assurance that start-up costs for new stores will not increase as a result of inflation, local economic conditions or other factors. Moreover, the retail leasing environment may tighten, hindering the Company's expansion plans. Any of these factors may have a material adverse effect upon the Company's future performance and ability to meet its projections. In addition, with respect to the Company's seasonal stores, there can be no assurance that the store premises will remain available due to the Company's reliance on short-term leases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy."

INABILITY TO MANAGE GROWTH

  The Company's ability to manage growth will depend, in part, on its ability to recruit, hire, and train additional personnel, including key middle management personnel and store sales personnel. Although the Company intends to recruit or promote additional personnel as needed, there can be no assurance that the Company will be successful in hiring or training sufficient qualified individuals. Managing additional growth will require continued development of the Company's financial and management controls, including inventory management and accounting systems. A failure to successfully manage sales growth could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  Competition for consumer spending is highly intense among specialty retailers, traditional department stores and mass merchants in regional shopping malls and other high traffic retail locations. The Company competes against other retailers for suitable real estate locations and qualified personnel. The specialty retail business has few barriers to entry. In addition, as the Company expands into new markets, its success may depend in part on its ability to gain market share from established competitors. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company. There can therefore be no assurance that the Company will be able to compete successfully with them in the future. See "Business--Competition."

ECONOMIC CONDITIONS

  The Company's operating results may be adversely affected by general economic conditions that impact consumers' disposable income, including employment, business conditions, interest rates and tax policies. In addition, because the Company's stores are located predominantly in the eastern half of the United States, the Company is more sensitive to changes in the economy and consumer attitudes in that geographic area than more geographically diverse retailers. A deterioration in national or regional economic conditions could have a material adverse effect on the Company's business, financial condition and results of operations.

CHANGING CONSUMER PREFERENCES

  The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences in a timely manner. Although the Company attempts to stay abreast of lifestyle and consumer preference trends, any failure by the Company to identify and respond to such trends could adversely affect the Company's business, results of operations and financial condition. The Company's success also depends upon the volume of sales and traffic within the shopping malls it occupies, and the closing of anchor stores in such malls could have a material adverse affect on the Company's business, financial condition and results of operations.

DISTINCTIVE PRODUCTS

  The Company's success depends to a large degree on its ability to introduce in a timely manner new or updated products which are affordable, distinctive, and not widely available from other retailers. The Company updates approximately one-third of its SKUs every year. Although the Company believes that there are a number of sources for many of its products, it relies on a smaller number of sources for its distinctive products. Any event causing a disruption of supplies from such sources, including insolvency of a significant source or the imposition of additional import restrictions, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY EMPLOYEES

  The Company's success depends, to a significant extent, upon the continued services of a number of key employees. The loss of key employees, particularly Fred Klaucke, President, Chief Executive Officer, and founder of the Company, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its future success also will depend upon its ability to attract and retain additional highly skilled management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

CONTROL BY OFFICERS AND DIRECTORS

  Immediately after the Offering, the Company's officers and directors will beneficially own 36.2% of the outstanding shares of Common Stock. Accordingly, the Company's officers and directors, if they vote in the same manner, will have the effective ability to elect all of the Company's directors and determine the outcome of practically all matters submitted to a vote of the Company's stockholders. Moreover, they will have the ability to preclude the approval of any matter requiring more than a majority vote of the stockholders. This concentration of ownership may have the effect of delaying, deterring or preventing a change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal and Selling Stockholders" and "Description of Capital Stock."

POTENTIAL EFFECTS OF ANTI-TAKEOVER PROVISIONS.

  The Company's Restated Certificate of Incorporation provides for authorized but unissued shares of preferred stock (the "Preferred Stock"). The Company's Board of Directors has the authority, without action by the Company's stockholders, to fix the rights and preferences of and to issue shares of the Preferred Stock, which may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has also imposed various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the classification of the Board of Directors of the Company could have the effect of delaying, deterring, or preventing a change in control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Management" and "Description of Capital Stock."


NO PRIOR MARKET FOR COMMON STOCK; POSSIBILITY OF VOLATILITY OF COMMON STOCK
PRICE

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock was determined through negotiations among the Company and the representatives of the Underwriters, and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting." There can be no assurance that an active trading market will develop or be sustained or that investors in the Common Stock will be able to resell their shares at or above the initial public offering price. In addition, the trading price of the Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, conditions in the Company's business, announcements by the Company, its product sources or competitors, or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. Such market fluctuations could have a material adverse effect on the market price for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of Common Stock after the Offering, or the availability of additional shares of Common Stock for future sale in the public market could adversely affect the market price of the Common Stock prevailing from time to time. Upon completion of the Offering, the Company will have outstanding 5,022,955 shares of Common Stock (5,350,455 shares if the underwriters' overallotment option is exercised in full). The 2,450,000 shares of Common Stock offered hereby (and the 367,500 shares if the underwriters' overallotment option is exercised in full) will be freely tradeable in the open market. The remaining 2,572,955 shares that will be outstanding immediately after the Offering will be eligible for sale in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject in the case of 2,243,360 shares, including shares held by all Executive Officers and Directors and certain stockholders, to 180-day lock-up agreements and, in the case of 40,000 shares held by a Selling Stockholder, to a 365-day lock-up agreement, with the representatives of the Underwriters. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Investors purchasing shares of Common Stock in the Offering will incur immediate dilution of $2.39 per share in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding stock options. See "Dilution."

DIVIDENDS

  The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the payment of dividends is prohibited by certain covenants in the Company's loan agreements. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be approximately $8.5 million ($10.4 million if the over-allotment option granted to the Underwriters is exercised in full), after deduction of the underwriting discount and estimated offering expenses. The Company expects to use approximately $3.3 million to pay down the balances on its existing credit facilities, consisting of a revolving line of credit in the amount of $2.7 million which bears interest annually at the prime rate and matures on February 28, 1998, and a revolving term credit facility in the amount of $670,000, which bears interest annually at the prime rate plus .25% and matures on July 1, 1999. The proceeds from these loans were used by the Company in the first fiscal quarter of 1997 to finance inventory and new store construction. The Company also intends to finance, in conjunction with future borrowings under the Company's credit facilities, approximately $3.1 million of the total $6.3 million required for planned new store expansion over the next 19 months, and to use approximately $350,000 to improve its point-of-sale system. The remaining net proceeds will be used for working capital and for other general corporate purposes. The expected applications of the net proceeds represent the Company's best estimates based upon its present plans and certain assumptions regarding general economic and industry conditions and the Company's anticipated future revenues and expenditures. If the Company's plans change, or its assumptions change or prove to be incorrect, the Company may reallocate some of the net proceeds within the above described categories or use the portions thereof for other purposes.

  Pending the application of the net proceeds as described above, such proceeds will be placed in interest-bearing bank accounts or invested in short-term United States government securities, certificates of deposit of major banks or high-grade commercial paper.

  The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has not paid in the recent past and does not currently intend to pay cash dividends on its Common Stock. The Company presently anticipates that all of its future earnings will be retained for the development and expansion of its business and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors. In addition, payment of dividends is prohibited by certain covenants in the Company's loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 6 to the Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of May 3, 1997, and as adjusted to give effect to the issuance and sale of shares of Common Stock offered hereby at the initial public offering price of $6.00 per share of Common Stock, less estimated underwriting discounts and estimated offering expenses.

                                                                MAY 3, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Line of credit, current installments of capital lease
 obligations and current installments of long-term debt.... $ 2,950   $   173
                                                            -------   -------
Capital lease obligations and long-term debt, less current
 installments.............................................. $   707   $   149
                                                            -------   -------
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares
   authorized, no shares issued and outstanding............     --        --
  Common Stock, $.01 par value, 10,000,000 shares
   authorized, 3,422,955 shares issued and outstanding;
   5,022,955 shares, as adjusted(1)........................      34        50
Additional paid in capital.................................   2,703    11,215
Retained earnings..........................................   6,876     6,876
                                                            -------   -------
  Total stockholders' equity............................... $ 9,613   $18,141
                                                            -------   -------
  Total capitalization..................................... $13,270   $18,463
                                                            =======   =======

--------
(1) Does not include 565,000 shares of Common Stock reserved for issuance under the Company's stock option plans, of which options for 165,000 shares have been granted. See "Management--Stock Option Plans."

                                   DILUTION

  Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of their Common Stock from the initial public offering price. The net tangible book value of the Company at May 3, 1997, was approximately $9.6 million, or $2.81 per share. Net tangible book value per share is equal to net tangible assets (tangible assets of the Company less total liabilities) divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 1,600,000 shares of Common Stock offered by the Company (after deducting the underwriting discount and estimated offering expenses), the pro forma net tangible book value of the Company as of May 3, 1997, would have been approximately $18.1 million, or $3.61 per share. This represents an immediate increase in net tangible book value of $.80 per share to existing stockholders and an immediate dilution in net tangible book value of $2.39 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:


   Initial public offering price per share of Common Stock........        $6.00
     Net tangible book value per share of Common Stock at May 3,
      1997........................................................  $2.81
     Increase per share attributable to new investors.............    .80
                                                                    -----
     Net tangible book value per share of Common Stock adjusted
      for the Offering............................................         3.61
                                                                          -----
   Immediate dilution per share of Common Stock to new investors..        $2.39
                                                                          =====

  The following table sets forth certain information with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price paid per share of Common Stock by existing stockholders:

                                 COMMON STOCK
                                   PURCHASED     TOTAL CONSIDERATION  AVERAGE
                               ----------------- ------------------- PRICE PER
                                NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                               --------- ------- ----------- ------- ---------
   Existing stockholders(1)... 3,422,955   68.1% $ 2,737,250   22.2%   $ .80
   New investors(1)........... 1,600,000   31.9    9,600,000   77.8     6.00
                               ---------  -----  -----------  -----
   Total...................... 5,022,955  100.0% $12,337,250  100.0%
                               =========  =====  ===========  =====

--------

(1) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 2,572,955 shares, or 51.2% of the total number of shares of Common Stock outstanding after the Offering and will increase the number of shares held by new investors to 2,450,000 shares, or 48.8% of the total number of shares of Common Stock outstanding after the Offering.

  The calculations set forth above do not give effect to the possible exercise of options granted or to be granted under the Company's stock option plans. See "Management--Stock Option Plans."

                            SELECTED FINANCIAL DATA

  The statement of income data and balance sheet data for fiscal 1996 and fiscal 1995 and the statement of income data for fiscal 1994 are derived from the Financial Statements of the Company included elsewhere in this Prospectus, which have been audited by KPMG Peat Marwick LLP, independent auditors. The statement of income data for fiscal 1993 and fiscal 1992 and the balance sheet data for fiscal 1994, fiscal 1993 and fiscal 1992 have been derived from financial statements of the Company not included in this Prospectus, which have also been audited by KPMG Peat Marwick LLP. The selected financial data for the three months ended May 3, 1997 and May 4, 1996 have been derived from the Company's unaudited financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of and for these periods. Operating results for the three months ended May 3, 1997 are not necessarily indicative of the results that may be expected for the full year or for any other period. The store operating data set forth below are unaudited. The selected financial data set forth below should be read in conjunction with the Company's Financial Statements and the related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                               FISCAL YEAR ENDED                            THREE MONTHS ENDED
                          ---------------------------------------------------------------  ----------------------
                          JANUARY 31,  JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 1,    MAY 4,      MAY 3,
                             1993         1994         1995         1996        1997(1)     1996(1)       1997
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $    11,794  $    23,153  $    31,335  $    37,265  $    44,563  $    5,562  $    7,287
 Cost of sales and
  occupancy expenses....        7,365       14,861       20,788       23,957       28,630       4,299       5,730
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Gross profit...........        4,429        8,292       10,547       13,308       15,933       1,263       1,557
 Selling, general and
  administrative
  expenses..............        2,978        6,785        9,048       10,680       12,593       2,214       3,001
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Operating income
  (loss)................        1,451        1,507        1,499        2,628        3,340        (951)     (1,444)
 Interest expense, net..           44           68          320          418          394          23          25
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Income (loss) before
  income taxes..........        1,407        1,439        1,179        2,210        2,946        (974)     (1,469)
 Income tax expense
  (benefit).............          580          600          460          906        1,210        (399)       (602)
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
 Net income (loss)......  $       827  $       839  $       719  $     1,304  $     1,736  $     (575) $     (867)
                          ===========  ===========  ===========  ===========  ===========  ==========  ==========
 Net income (loss) per
  share(2)..............  $       .32  $       .23  $       .20  $       .35  $       .49  $     (.16) $     (.25)
                          ===========  ===========  ===========  ===========  ===========  ==========  ==========
 Weighted average number
  of shares.............        2,590        3,625        3,666        3,738        3,522       3,530       3,519
STORE OPERATING DATA:
 Selected Permanent
 Store Data
 Number of stores at
  beginning of period...           17           23           27           33           37          37          44
 Number of stores at end
  of period.............           23           27           33           37           44          39          48
 Total net sales........  $10,217,000  $12,720,000  $16,178,000  $20,241,000  $23,998,000  $3,479,000  $4,259,000
 Percentage increase in
  comparable store net
  sales(3)(4)...........          4.2%         1.7%         2.9%         3.1%         3.5%       10.4%        4.9%
 Total square footage at
  end of period(5)......       40,074       50,843       65,048       75,182       94,348      79,706     104,686
 Average net sales per
  square foot(3)(5).....  $       307  $       280  $       274  $       272  $       275  $       43  $       42
 Average net sales per
  store(3)(5)...........  $   434,000  $   495,000  $   532,000  $   544,000  $   575,000  $   89,000  $   91,000
 Selected Seasonal Store
 Data
 Number of stores at
  beginning of period...            0            0           26           40           37          37          62
 Peak number of stores
  during period(6)......            8           79           89           71           85          38          65
 Total net sales........  $ 1,325,000  $10,323,000  $15,113,000  $17,019,000  $20,565,000  $2,083,000  $3,028,000
                          JANUARY 31,  JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 1,    MAY 4,      MAY 3,
                             1993         1994         1995         1996         1997         1996        1997
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $     2,196  $       727  $       655  $     1,620  $     2,014  $       49  $       63
 Working capital........        4,495        4,579        4,479        4,972        5,818       4,527       5,326
 Total assets...........        6,650        8,879       10,615       12,855       15,274      13,476      16,892
 Total debt, including
  capital lease
  obligations...........           66          369          563          437          370       2,764       3,657
 Stockholders' equity...        5,800        6,640        7,441        8,745       10,480       8,170       9,613

--------
(1) The fiscal year ended February 1, 1997 consisted of 53 weeks as compared with 52 weeks in all prior years presented. The three months ended May 4, 1996 reflects a fourteen-week period as compared with the thirteen-week period ended May 3, 1997.
(2) Computed based on the weighted average number of shares of common stock and common stock equivalents, calculated using the treasury stock method. For fiscal 1992 through 1995, the weighted average number of shares includes 654,550 shares owned by the Company's Chairman which were subject to an option granted by him to the Company's former President, which option terminated unexercised on January 17, 1996. The 654,550 shares were considered both as issued and outstanding and as common stock equivalents issued by the Company for those fiscal years.
(3) Percentage increase in comparable store net sales, average net sales per square foot and average net sales per store are adjusted to reflect a 52-week year for all years presented and a thirteen-week fiscal quarter.
(4) A comparable store is defined as a permanent store which was open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year.
(5) Average net sales per square foot and average net sales per store include only stores open for the entire fiscal period. Total square footage at end of period reflects the gross leased space of permanent stores open at the end of the period.
(6) Reflects the greatest number of seasonal stores open at any one time during the period, which is historically during the fourth quarter of a fiscal year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements and the notes thereto and "Selected Financial Data" included elsewhere in this Prospectus. Historical operating results are not necessarily indicative of future results.

OVERVIEW

  The Company is a leading speciality retailer of a variety of traditional and distinctive science and nature products. The Company's net sales have grown from $11.8 million in fiscal 1992 to $44.6 million in fiscal 1996, primarily due to the Company's store expansion program and, to a lesser extent, increases in comparable store net sales. The Company's retail establishments consist of permanent and seasonal stores. Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space, maintain approximately 2,600 SKUs in inventory, and are characterized by an upscale store facade and interior fixture package. Seasonal stores are open during the holiday selling season, or for an extended period beyond the holiday selling season, under shorter term leases with terms ranging from month-to-month to three years. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs in inventory and are typically located in available in-line mall space. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores.

  Since the Company's opening of its first World of Science store in 1984, the Company has expanded to 49 permanent World of Science stores as of May 31, 1997. Since opening its first seasonal store in fiscal 1992, the Company has increased the use of this store format, operating 85 seasonal stores during the fiscal 1996 holiday selling season. The Company strives to maintain an appropriate balance between permanent stores and seasonal stores, taking into account such factors as management time demands, return on investment and site availability. While the Company will continue its active program of seasonal store operations, it is placing increasing emphasis on the opening of new permanent stores. The Company presently anticipates opening a total of 12 new permanent stores in fiscal 1997, five of which had been opened as of May 31, 1997, and 18 new permanent stores in fiscal 1998. The Company presently anticipates operating approximately 100 seasonal stores during the fiscal 1997 holiday selling season and 120 seasonal stores during the fiscal 1998 holiday selling season.

  The Company's business is subject to substantial seasonal variations. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and net sales have generally been significantly lower from January through October, resulting in losses in the first three fiscal quarters. The Company expects that, given its dependence on the holiday selling season, it will continue to experience losses in the first three fiscal quarters. In addition, as a result of the Company's planned expansion, management believes that the Company may experience greater losses in the first three quarters of fiscal 1997 than it has experienced over the past two years.

  Net sales consist almost entirely of merchandise purchased by customers in the Company's stores. The Company's cost of sales and occupancy expenses include the cost of operating the distribution center and other expenses associated with acquiring inventory. Selling, general and administrative expenses include non-occupancy store expenses and administrative overhead expenses. The Company recognizes all expenses associated with the opening of new permanent and seasonal stores as they are incurred, with the exception of leasehold improvements and fixtures, which are capitalized. The cost of closing stores is expensed in the period in which the decision to close the store is made. The Company has not closed a permanent store since fiscal 1993.

  A comparable store is a permanent store which has been open as a permanent store for at least one full fiscal year as of the beginning of the fiscal year. Comparable store net sales increases for fiscal 1994, 1995 and 1996 were 2.9%, 3.1% and 3.5%, respectively. The number of comparable stores in fiscal 1994, 1995 and 1996 was 22, 27 and 33, respectively. Although the average net sales per permanent store has increased in each of the last three fiscal years, average net sales per square foot for permanent stores has remained relatively constant as a result of the Company increasing the size of permanent stores opened. Comparable store net sales in the first quarter of fiscal 1997 increased 4.9% and the number of comparable stores was 37.

RESULTS OF OPERATIONS

  The following table sets forth, for the fiscal years indicated, certain financial data as a percentage of net sales. Results for any one or more periods are not necessarily indicative of future results.

                                                                PERCENTAGE OF
                                PERCENTAGE OF NET SALES         NET SALES FOR
                                 FOR FISCAL YEAR ENDED        THREE MONTHS ENDED
                          ----------------------------------- ----------------------
                          JANUARY 29, JANUARY 28, FEBRUARY 1,  MAY 4,       MAY 3,
                             1995        1996       1997(1)    1996(1)       1997
                          ----------- ----------- ----------- ---------    ---------
Net sales...............     100.0%      100.0%      100.0%        100.0%      100.0%
Cost of sales and
 occupancy expenses.....      66.3        64.3        64.2          77.3        78.6
                             -----       -----       -----     ---------   ---------
Gross profit............      33.7        35.7        35.8          22.7        21.4
Selling, general and ad-
 ministrative expenses..      28.9        28.7        28.3          39.8        41.2
                             -----       -----       -----     ---------   ---------
Operating income
 (loss).................       4.8         7.0         7.5         (17.1)      (19.8)
Interest expense, net...       1.0         1.1         0.9           0.4         0.3
                             -----       -----       -----     ---------   ---------
Income (loss) before
 income taxes...........       3.8         5.9         6.6         (17.5)      (20.1)
Income tax expense (ben-
 efit)..................       1.5         2.4         2.7          (7.2)       (8.2)
                             -----       -----       -----     ---------   ---------
Net income (loss).......       2.3%        3.5%        3.9%        (10.3)%     (11.9)%
                             =====       =====       =====     =========   =========

--------
(1) The fiscal year ended February 1, 1997 consisted of 53 weeks as compared with 52 weeks in all prior years presented. The three months ended May 4, 1996 reflects a fourteen-week period as compared with the thirteen-week period ended May 3, 1997.

 Comparison of Three Months Ended May 3, 1997 to Three Months Ended May 4,
1996

  Net Sales. Net sales increased to $7.3 million from $5.6 million, an increase of $1.7 million, or 30.4%. The first quarter of fiscal 1997 represented a thirteen-week period, as compared to a fourteen-week period in fiscal 1996. Of the $1.7 million increase in net sales: $778,000 was attributable to four new permanent stores opened during the first quarter of fiscal 1997 and seven new permanent stores not in operation the full quarter of the prior year; $2,000 was attributable to increased comparable store net sales; and $945,000 was attributable to net sales derived from an increased number of seasonal stores operated during the first quarter of fiscal 1997. Comparable store net sales for the Company's permanent stores increased 4.9% for the thirteen-week period ended May 3, 1997.

  Cost of Sales and Occupancy Expenses. Cost of sales and occupancy expenses increased to $5.7 million from $4.3 million, an increase of 32.6%. As a percentage of net sales, it increased to 78.6% from 77.3%. The dollar increase was due to increased store occupancy costs from more stores in operation in the first quarter of fiscal 1997, and increased costs of sales due to higher net sales. The increase as a percentage of net sales of 1.3% was attributable to a 0.3% decrease in margins for products sold and a 1.0% increase in occupancy expenses caused by the comparison of a thirteen-week period in the first quarter of fiscal 1997 to a fourteen-week period in the first quarter of fiscal 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $3.0 million from $2.2 million, an increase of 36.4%. Selling, general and administrative expenses increased to support higher net sales levels and an increased number of permanent and seasonal stores. As a percentage of net sales it increased to 41.2% from 39.8%, primarily as a result of a severance payment of $65,000 to the former President of the Company.

  Interest Expense, Net. Net interest expense increased to $25,000 in the first quarter of fiscal 1997 from $23,000 in the first quarter of fiscal 1996, primarily as a result of increased new permanent store construction borrowing.

 Comparison of Fiscal 1996 to Fiscal 1995

  Net Sales. Net sales increased to $44.6 million from $37.3 million, an increase of $7.3 million, or 19.6%. Of this increase in net sales: $2.9 million was attributable to seven new permanent stores opened during fiscal 1996 and four permanent stores in operation for less than one year as of the beginning of fiscal 1996; $798,000 was attributable to increased comparable store net sales; and $3.6 million was attributable to net sales derived from an increased number of seasonal stores operated during fiscal 1996, which more than offset the slight decrease in average seasonal store net sales during the holiday selling season. Comparable store net sales for the Company's permanent stores increased 3.5% in fiscal 1996.

  Cost of Sales and Occupancy Expenses. Cost of sales and occupancy expenses increased to $28.6 million from $24.0 million, an increase of 19.2%. As a percentage of net sales, it decreased slightly to 64.2% from 64.3%. The dollar increase was due to increased store occupancy costs from more stores in operation in fiscal 1996 and increased costs of sales due to higher net sales, although these costs as a percentage of net sales remained relatively constant.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $12.6 million from $10.7 million, an increase of 17.8%, but decreased to 28.3% from 28.7% as a percentage of net sales. Although selling, general and administrative expenses increased to support higher net sales levels, the Company was able to spread the fixed portion of corporate overhead over an increased sales base.

  Interest Expense, Net. Net interest expense decreased to $394,000 in fiscal 1996 from $418,000 in fiscal 1995, primarily as a result of lower average borrowing costs during fiscal 1996.

 Comparison of Fiscal 1995 to Fiscal 1994

  Net Sales. Net sales increased to $37.3 million from $31.3 million, an increase of $6.0 million, or 18.9%. Of this increase in net sales: $3.6 million was attributable to four new permanent stores opened during fiscal 1995 and six new permanent stores in operation for less than one year as of the beginning of fiscal 1995; $443,000 was attributable to increased comparable store net sales; and $1.9 million was attributable to increased seasonal store net sales. The increase in seasonal store net sales was due to a greater number of stores being open for the full year in fiscal 1995, as compared to fiscal 1994, and a significant increase in average seasonal store net sales during the fiscal 1995 holiday selling season, which more than offset any negative impact from a reduction in the peak number of seasonal stores from fiscal 1994 to fiscal 1995. Comparable store net sales for the Company's permanent stores increased 3.1% in fiscal 1995.

  Cost of Sales and Occupancy Expenses. Cost of sales and occupancy expenses increased to $24.0 million from $20.8 million, an increase of 15.4%. As a percentage of net sales, costs of sales and occupancy expenses decreased to 64.3% from 66.3%. The dollar increase was primarily due to increased costs of sales from higher net sales. The decrease as a percentage of net sales was due to increased efficiencies and productivity gains in the distribution center achieved as a result of implementing a real-time inventory management and location system, and lower product costs attributable to volume purchasing and more favorable vendor negotiations. Store occupancy costs as a percentage of net sales was relatively unchanged in fiscal 1995 as compared to fiscal 1994.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $10.7 million from $9.0 million, an increase of 18.9%, but decreased as a percentage of net sales to 28.7% from 28.9%. The dollar increase is attributable to higher net sales levels.

  Interest Expense, Net. Net interest expense increased to $418,000 for fiscal 1995 from $320,000 in fiscal 1994, primarily as a result of increased levels of borrowing and higher borrowing costs.

 Seasonality and Quarterly Results

  The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and all of its net income have been realized during the months of November and December, and levels of sales and net income have generally been substantially lower from January through October, resulting in losses in the first three fiscal quarters. In preparation for its holiday selling season, the Company significantly increases inventories and related indebtedness, hires an increased number of temporary employees in its stores and distribution center, and incurs costs in setting up seasonal store locations. If, for any reason, the Company's sales were to be substantially below seasonal norms during the months of November and December, or if the Company could not hire a sufficient number of qualified employees during the peak periods, the Company's business, financial condition and results of operations would be adversely affected. Quarterly results are also affected by the timing of new store openings and the amount of revenue contributed by permanent and seasonal stores. The following table shows certain quarterly information for the Company for fiscal 1995 and fiscal 1996 and the first quarter of fiscal 1997. The information is unaudited and has been derived from the Company's interim financial statements and includes, in the opinion of the Company's management, all adjustments (consisting only of normal, recurring accruals) necessary for a fair presentation of the results for such interim periods. Results for any one or more periods are not necessarily indicative of future results.

                                                                                               FISCAL
                                   FISCAL 1995                        FISCAL 1996               1997
                         ---------------------------------- ---------------------------------- -------
                          FIRST   SECOND    THIRD   FOURTH   FIRST   SECOND    THIRD   FOURTH   FIRST
                         QUARTER  QUARTER  QUARTER  QUARTER QUARTER  QUARTER  QUARTER  QUARTER QUARTER
                         -------  -------  -------  ------- -------  -------  -------  ------- -------
                                (IN THOUSANDS, EXCEPT PER SHARE AND STORE OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $ 4,192  $5,485   $ 5,718  $21,870 $5,562   $6,370   $ 6,925  $25,706 $ 7,287
Gross profit............     849   1,364     1,311    9,784  1,263    1,558     1,469   11,643   1,557
Operating income
 (loss).................  (1,236)   (724)   (1,222)   5,810   (951)    (825)   (1,655)   6,771  (1,444)
Net income (loss).......    (751)   (502)     (810)   3,367   (575)    (545)   (1,069)   3,925    (867)
Net income (loss) per
 share(1)............... $  (.20) $ (.13)  $  (.22) $   .90 $ (.16)  $ (.15)  $  (.30) $  1.10 $  (.25)
STORE OPERATING DATA:
New permanent stores
 opened during period...       3       0         1        0      2        1         3        1       4
Permanent stores
 operated at end of
 period.................      36      36        37       37     39       40        43       44      48
Peak number of seasonal
 stores during period...      40      40        66       71     38       46        75       85      65

--------
(1) Computed based on the weighted average number of shares of common stock and common stock equivalents, calculated using the treasury stock method. For fiscal 1995, the weighted average number of shares includes 654,550 shares owned by the Company's Chairman and which were subject to an option granted by him to the Company's former President, which option terminated unexercised on January 17, 1996. Those shares are treated as both issued and outstanding and as common stock equivalents for that fiscal year.

 Liquidity and Capital Resources

  The primary sources of the Company's cash for working capital and capital expenditures have been net cash flows from operating activities, capital lease financings and bank borrowings. Seasonal working capital needs have been met through short-term borrowings under a revolving line of credit.

  The Company's primary capital requirements and working capital needs are related to capital expenditures for new stores, purchase and upgrade of management information systems and the purchase of inventory to meet seasonal needs, particularly inventory for the holiday selling season. Cash flow from operations decreased to $2.4 million in fiscal 1996 from $2.7 million in fiscal 1995 due to increased levels of inventories and other working capital items. Cash flow utilized by operations increased to $4.8 million in the first quarter of fiscal 1997 from $3.5 million in the first quarter of fiscal 1996 due to a greater first quarter net loss, increased levels of inventories and other working capital items in the first quarter of fiscal 1997.

  The Company has a revolving line of credit for inventory financing, secured by the Company's inventory. Under this line, the Company may borrow up to the lesser of $12.5 million or 80.0% of the Company's cost of inventory. The Company's maximum borrowing capacity under this line was $10.7 million in fiscal 1996, $10.1 million in fiscal 1995 and $9.4 million in fiscal 1994 and its minimum borrowing capacity in those fiscal years was $4.8 million, $4.2 million and $3.7 million, respectively. The line expires on February 28, 1998 and bears interest at the bank's prime rate. The credit agreement for this line of credit prohibits the payment of cash dividends or the purchase or redemption of the Company's capital stock in excess of $50,000 in the aggregate in any fiscal year. The Company intends to seek renewal of this line of credit prior to its expiration, but there can be no assurance that the line of credit will be renewed or renewed on the same terms as the existing line of credit. The Company also has a revolving term credit facility in the amount of $1.5 million for the purpose of new store construction which bears interest at a rate of .25% over the bank's prime rate. This facility is available for new store locations identified by the Company by July of 1998, and borrowings under this line mature in July of 2000. As of February 1, 1997, there were no amounts outstanding under either of these lines of credit, and, as of May 3, 1997, there was a principal balance of $2.7 million under the revolving line of credit and a principal balance of $670,000 under the revolving term credit facility. Primarily as a result of the holiday selling season, the Company experiences significant seasonal fluctuations in its financing needs. Maximum borrowings under the Company's revolving credit facilities peaked at $11.5 million, $8.9 million, and $9.5 million during fiscal 1996, fiscal 1995, and fiscal 1994, respectively, and averaged $4.2 million, $4.2 million, and $3.3 million, respectively, for those fiscal years. The Company also has an available line of credit for up to $1.0 million for multiple term loans to be used for leasehold improvements and equipment. Under this line, the Company has a term loan with a principal balance of $115,000 at May 3, 1997. The loan is payable in monthly installments over a term of five years with interest payable at 7.4%, matures on November 1, 1998 and is secured by the Company's equipment. The loan agreement for this loan prohibits the payment of cash dividends. As of May 3, 1997, outstanding capital lease obligations and total debt amounted to $3.7 million, of which $207,000 represented capital lease obligations. The capital lease obligations have terms expiring in fiscal 1999. The increased borrowings in the first quarter of fiscal 1997 were used to purchase inventory after the holiday selling season and to finance new store construction.

  The capital expenditures associated with the opening of new permanent stores range from $225,000 to $255,000, before landlord build-out allowances, if any, which vary from site to site. In addition, the Company initially stocks each new permanent store with approximately $90,000 to $100,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $150,000 per store. The capital expenditures associated with opening a seasonal store are nominal as these stores require minimal build-out and utilize reusable fixtures. Each seasonal store is initially stocked with approximately $50,000 of inventory, with peak inventory levels during the holiday selling season reaching approximately $80,000 per store. It typically takes 4 to 6 months from the time a lease is executed to the opening of a permanent store for business. The lead time for a seasonal store is substantially shorter. Pre-opening expenses for both permanent and seasonal stores are minimal, and are expensed as incurred.

  Capital expenditures in fiscal 1996, net of landlord build-out allowances, were $1.7 million, as compared to $1.6 million in fiscal 1995. The Company anticipates capital expenditures of approximately $2.5 million in fiscal 1997. In addition to the cost of new store construction, the Company expects to make capital expenditures of approximately $350,000 to upgrade its point-of-sale systems and has invested approximately $300,000 for the relocation and expansion of its distribution center to support planned store growth through fiscal 1999.

  Management believes that operating cash flow, borrowings under the Company's existing credit facilities, cash on hand and the net proceeds to be received by the Company from this Offering, will be sufficient to finance the Company's proposed expansion of its store base and to satisfy any other capital requirements for at least the next two years.

                                   BUSINESS

INTRODUCTION

  World of Science is a leading specialty retailer of a variety of traditional and distinctive science and nature products. The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. World of Science has developed a broad customer base, as its products appeal to customers of all ages for gift-giving, educational use and entertainment. The Company operates both a permanent and seasonal store format. At May 31, 1997, the Company operated 49 permanent stores and 65 seasonal stores in 29 states, primarily in enclosed malls.

  Permanent World of Science stores are open year-round under long-term leases, contain an average of 2,000 square feet of selling space and maintain approximately 2,600 SKUs of inventory. Permanent stores are also generally characterized by an upscale store facade and interior fixture package. Seasonal stores are open during the holiday selling season, or for an extended period beyond that season, under leases with shorter terms. Seasonal stores contain an average of 1,500 square feet of selling space, maintain approximately 1,950 SKUs of inventory, occupy available in-line mall space, require minimal store build-out and employ reusable fixtures.

  The Company was founded in Rochester, New York in 1969, primarily to develop and manufacture science kits for school systems. In 1973, the Company began selling science and nature products through a mail order catalog and, in 1984, opened its first retail store in the Rochester Museum and Science Center. Based upon the success of its science and nature retail concept locally, the Company decided in the late 1980's to focus exclusively on the retail store segment of its business and discontinued its manufacturing operations. Its catalog operations were phased out commencing in fiscal 1991.

BUSINESS STRATEGY

 . DISTINCTIVE AND TRADITIONAL MERCHANDISE. World of Science stores offer a variety of educationally and entertainment-oriented, distinctive science and nature products, together with a broad assortment of more traditional science and nature products. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. The Company continually seeks new and distinctive products and, accordingly, updates approximately one-third of its SKUs annually.

 . EDUCATIONAL AND ENTERTAINING SHOPPING EXPERIENCE. The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. This educational and entertaining shopping experience places the customer in an environment where experimentation and play are integral components of the buying experience.

 . SUPERIOR CUSTOMER SERVICE. The Company employs enthusiastic and friendly sales personnel who are trained to highlight the benefits of the products offered and encourage customers to browse at their leisure.

 . USE OF SEASONAL STORES. The seasonal store program enables the Company to reach a broader customer base during the holiday selling season, as well as to test prospective locations for permanent stores before making the required capital investment. The Company opportunistically seeks out available in-line space in quality shopping malls which it can lease for several months around the holiday selling season and, in some instances, for an extended period thereafter. The cost of opening seasonal stores is substantially lower and the lead time is substantially shorter than those associated with permanent stores. In fiscal 1996, 46.1% of the Company's total net sales were generated by seasonal stores. The Company's flexible store formats, combined with its distinctive merchandise, make World of Science stores attractive to mall operators.

 . PRICE INTEGRITY. The Company's pricing strategy is to offer quality products at fair prices. World of Science stores sell merchandise generally ranging in price from less than $1.00 to $1,000. The Company does not engage in frequent storewide sales or price mark-downs and believes it uses sales and price mark-downs to a lesser degree than other retailers. The Company believes that its pricing strategy fosters customer trust and confidence.

EXPANSION STRATEGY

  The Company has grown by opening new permanent stores, by operating seasonal stores to capture sales during the holiday selling season, and by increasing sales volume from its existing permanent stores. Although management does not believe there are geographical constraints on the location of future stores, the Company's expansion strategy will focus primarily on opening stores in new and existing markets in the eastern half of the United States before expanding elsewhere. The Company believes that this strategy will allow it to increase the recognition of the "World of Science" name, enhance operating efficiencies and manage growth. The principal elements of the Company's expansion strategy are as follows:

 . NEW PERMANENT STORE OPENINGS. The Company currently operates 49 permanent
  World of Science stores, including five new permanent stores which have opened since the beginning of fiscal 1997. The Company expects to open a total of approximately 12 permanent stores in fiscal 1997 and approximately 18 permanent stores in fiscal 1998 in both new and existing markets. In many cases, permanent stores will replace seasonal stores and, in appropriate circumstances, the Company may acquire or assume pre-existing leases of other retail stores. Although the Company may also evaluate opening stores in non-mall locations, such as airports and museums, the Company has no commitments for new permanent stores in non-mall locations. Of the 12 new permanent stores the Company anticipates opening during fiscal 1997, five stores had been opened as of May 31, 1997, three additional stores were under construction and several other sites were under evaluation.

 . ACTIVE SEASONAL STORE PROGRAM. The Company operated 85 World of Science seasonal stores during the fiscal 1996 holiday selling season and currently operates 65 seasonal stores. During the past three fiscal years, the Company has only opened one permanent store in a pre-existing mall which was not preceded by a seasonal store in the same mall. The Company plans to operate approximately 100 seasonal stores during the holiday selling season in fiscal 1997 and approximately 120 seasonal stores in fiscal 1998.

 . COMMITMENT TO STRONG INFRASTRUCTURE. The Company's expansion strategy includes a commitment to make appropriate infrastructure investments. Over the past two years, the Company has made significant investments in its management information systems and distribution facilities, which have contributed to efficiencies in inventory management and product distribution. In the second quarter of fiscal 1997, the Company relocated its distribution facility to a larger facility. The Company also plans to enhance its point-of-sale system in fiscal 1997 and 1998. The Company periodically evaluates its store formats to maintain high standards of attractiveness and an appropriate showcase for its science and nature products.

MERCHANDISING

  The Company's merchandising strategy emphasizes both the educational and entertainment values of its products, which are offered at competitive prices in a stimulating retail environment. The Company has a broad customer base and its products appeal to customers of all ages for gift giving, educational use and entertainment. Many of the products offered in World of Science stores are not widely available from other retailers within the malls occupied by the Company's stores. Each permanent store carries approximately 2,600 SKUs displayed in separate product areas. The Company generally does not carry licensed products or mass market television advertised products. In most product categories, the Company offers a variety of traditional science and nature products that customers would expect to encounter in a science and nature store. These more traditional products are displayed together with the Company's distinctive items. The Company is continually seeking new, distinctive products consistent with its merchandising strategy. Historically, the Company has updated approximately one-third of the items in its merchandise assortment annually.

  The Company's merchandising team attends trade shows to identify potential new products, and the Company evaluates all new products prior to offering them for sale in its stores. In addition, the Company seeks input and suggestions from its store personnel and customers, and product selections are sometimes made based upon such recommendations. The Company occasionally designs its own products which are manufactured by third party sources. For example, the Company's best-selling telescope product was designed by the Company to be more user-friendly and to incorporate features not generally found in comparably priced telescopes. The Company also employs a staff geologist, who is responsible for evaluating mineral and fossil specimens for sale in World of Science stores.

  A typical permanent World of Science store has approximately 25 different product areas and seasonal stores generally feature approximately 20 different product areas, focused upon specific merchandising themes. The Company's themes follow a strategically planned layout which encourages customers to visit every theme within the store. Although not all of the available merchandising themes are included in each World of Science store, the following is a list of the principal merchandising themes, together with a description of the typical products included in these themes.

   . Activity Kits      arts and crafts, behavioral science, archeology and
                        paleontology
   . American Craftsman limited production kaleidoscopes, glass and metal sculptures, jewelry, pottery bowls, vases and
                        decorative pieces with natural images
   . Anatomy            anatomical models, charts and books
   . Animal Replicas    mammals, marine life, reptiles, amphibians and insects
                        represented in self-assembled, molded or plush replicas
   . Apparel            distinctive T-shirts, hats and kits for ties and
                        scarves
   . Astronomy          telescopes, star finder charts, instructional models,
                        solar system charts and mobiles
   . Biology            microscopes, related labware, books for reference and
                        science projects, petri dishes, microscope sets and
                        slide sets
   . Bird Watching      binoculars, feeders, houses, field identification
                        guides, bird calls and books
   . Botany & Garden
     Accessories        fountains, seed kits, figurines, plant growing kits,
                        garden sculpture, wind chimes and bells
   . Chemistry          experiment kits, science project resources, technical
                        labware and reference books
   . Dinosaurs          molded replicas, models, puzzles, games, books and kits
   . Flight             model rocketry, kites, boomerangs and flight discs
   . Food Making        kits for making chewing gum, chocolate, soda and
                        flavored vinegar
   . Geography          compasses, hiking staffs, educational puzzles, games
                        and maps
   . Geology            quality mineral and fossil collectibles for the
                        beginner to serious collectors
   . Glow in the Dark   astronomical and animal designs
   . Impulse            fascinating pick-up items, including spinning tops,
                        keychains, magnets and travel puzzles
   . Jewelry            natural gemstone, titanium, glass and nature images
   . Magnetism          magnets, building kits, floating tops and science
                        project kits
   . Nostalgia          old-fashioned toys and games
   . Optics             magnifiers, a wide range of kaleidoscopes and
                        teleidoscopes
   . Physics            traditional construction sets and robotic models
   . Puzzles and Games  jigsaw puzzles, brainteasers, travel games and other board games
   . Recorded Music     music with enhancements of nature sounds, music for
                        relaxation and Celtic music
   . Relaxation         massage tools, books, aromatherapy, reflexology and
                        stress management
   . Weather            weather instruments, solar kits, umbrellas and
                        reference books

  Offering quality products at fair prices is a key element in the Company's business strategy. The Company does not engage in frequent storewide sales or price mark-downs and it believes it uses sales and price mark-downs to a lesser degree than other retailers. The price range of products carried by World of Science stores generally vary from less than $1.00 to $1,000. The average customer transaction in fiscal 1996 was $20.30 for the five-weeks ending December 28, 1996 and was $16.42 for the entire fiscal year.

PURCHASING AND DISTRIBUTION

  The Company purchases its products from over 450 sources and is continually in search of additional suppliers. The Company's merchandising team includes the Company's President, Vice President of Operations and Merchandising Manager. This team and other representatives of the Company attend trade shows to identify potential new product sources. The Company's top 20 product sources accounted for 45.7% of total purchases in fiscal 1996 and 54.2% of total purchases in fiscal 1995. No single supplier furnished products representing more than 6.4% of net sales in fiscal 1996.

  Inventory levels for each store, both on a SKU and dollar level, are monitored weekly, with automatic replenishment orders made through the Company's management information systems. This is accomplished based on a pre-determined, maximum/minimum SKU stocking control system. Maximum/minimum SKU inventory levels are reviewed and, if warranted, adjusted on a seasonal basis, most notably in preparation for the year-end holiday selling season, and are closely monitored for Company-wide stock reordering and initial holiday orders. The Company typically ships products via ground freight for new store inventory stocking or existing store replenishment orders. Replenishment orders are typically filled within three days.

  The Company recently relocated to a 110,000 square foot distribution center in Rochester, New York, less than one mile from the Company's corporate offices, from which it conducts all of its inventory management, receiving and shipping. The Company had previously used a 55,000 square foot distribution center and had historically entered into short-term leases for additional warehouse space during the third fiscal quarter to accommodate inventory requirements in anticipation of the holiday selling season. Management believes that its new distribution facility will eliminate the need to lease additional inventory storage space in anticipation of holiday selling seasons through fiscal 1999. The current geographic concentration of its stores enables the Company to make deliveries to stores on a weekly basis and enables it to restock its stores' inventories promptly and efficiently from its distribution center. Deliveries are generally made through common carriers. The distribution center uses a personal computer based inventory location management system which incorporates real time radio frequency ("RF") features to enable distribution center personnel to receive, store, pick and check incoming and outgoing orders by SKU in a paperless process. Because this system tracks inventory by location, order pickers are directed by hand-held RF terminals to bar-coded SKU locations in the sequence in which product is stored in the warehouse. The order pickers are prompted to pick the proper quantity to fill orders to replenish the stores, thus allowing orders to be efficiently picked.

STORE OPERATIONS

  The Company's products are displayed to encourage customers to browse, experiment with, and examine the features and quality of the products as the store layout guides them through up to 25 different product areas. World of Science stores offer customers an educational and entertaining shopping environment where experimentation and play are integral components of the buying experience. Management believes that providing well-trained, knowledgeable and friendly store personnel is a key aspect of its business strategy and contributes to the shopping experience. The Company's products lend themselves to explanations and demonstrations, and store personnel with product knowledge can assist customers with purchasing decisions. All store personnel are trained in customer service, product features and the store's point-of-sale system.

  The Company's store operations are managed by its Vice President of Operations, who oversees a staff consisting of a regional manager, eleven district managers and five area managers. The Company is presently seeking to employ one additional regional manager. The regional manager oversees the Company's district managers, who, in turn, may supervise one or more area managers. District managers also oversee specific stores that are not managed by area managers. District and area managers are responsible for all aspects of the operations of stores in defined market areas. All World of Science stores are generally staffed with one store manager, and permanent stores typically also have an assistant store manager. Store managers are responsible for many aspects of store operations, including store staffing and development, visual presentation and shrinkage control. However, merchandise replenishment is controlled centrally, to ensure adequate inventory levels, consistent with the rate of sale at each store. All store management personnel are paid on a salary basis and, as an incentive to increase sales, are eligible to receive bonuses based on the store's sales performance during each fiscal year. World of Science stores have a sales staff of approximately eight hourly employees in permanent stores and approximately five hourly employees in seasonal stores. The number of hourly employees increases to about 20 in permanent stores and 10 in seasonal stores during the holiday selling season.

  Permanent stores contain on average 2,000 square feet of selling space and offer approximately 2,600 SKUs. The Company's permanent stores have an upscale design which generally includes mahogany and brass fixturing, river-rock and wood store facades and open product displays that encourage customers to experiment and play with the merchandise. The Company periodically evaluates its permanent store format to assure an upscale, modern appearance with eye-catching window displays. In the case of the Company's newest permanent stores, the Company updated its store format to include more open storefronts and brighter interior spaces. Although the Company generally ensures that all of its permanent stores employ the Company's upscale decorative style, the Company may use less expensive facades and fixtures to adapt to particular malls and markets. On average, the Company has refurbished its permanent stores every three years.

  Seasonal stores are typically opened in sites requiring minimal build-out and are fixtured with wall systems and merchandise displays that can be disassembled and re-used in other seasonal store locations. Seasonal stores also carry lower inventory levels than permanent stores. A typical seasonal store carries about 75% of the SKUs featured in the Company's permanent stores and averages approximately 1,500 square feet of selling space. Seasonal stores operate on month-to-month or short term leases of up to three years. The lead time in opening a seasonal store is substantially shorter than the lead time for permanent stores, enabling the Company to react quickly to market opportunities.

  World of Science stores are open seven days a week and the typical hours of operation are from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, with extended hours during the holiday selling season. The Company's stores are generally open during the same business hours as the enclosed malls in which they operate. Except with respect to advertising required under certain of its mall leases, the Company does not presently rely on advertising to generate sales and is dependent upon mall traffic to attract customers.

STORE LOCATIONS AND PROPERTIES

  The following table provides information concerning the location, type, and number of stores operated by the Company.

                                                             PEAK NUMBER OF
                                                            SEASONAL STORES
                        PERMANENT STORES SEASONAL STORES   DURING FISCAL 1996
   STATE                AT MAY 31, 1997  AT MAY 31, 1997 HOLIDAY SELLING SEASON
   -----                ---------------- --------------- ----------------------
   Alabama.............         1                -                  2
   Arkansas............         -                1                  1
   Connecticut.........         3                1                  2
   Delaware............         1                -                  -
   Florida.............         6                6                  6
   Georgia.............         -                2                  3
   Illinois............         -                2                  2
   Indiana.............         1                -                  1
   Iowa................         -                1                  1
   Kentucky............         -                1                  2
   Louisiana...........         -                2                  1
   Maryland............         2                3                  3
   Massachusetts.......         4                3                  5
   Michigan............         -                3                  5
   Mississippi.........         -                1                  2
   Missouri............         -                -                  1
   New Hampshire.......         1                2                  3
   New Jersey..........         3                1                  3
   New York............        11                5                  7
   North Carolina......         -                3                  4
   Ohio................         2               11                  9
   Pennsylvania........         6                5                  6
   Rhode Island........         -                1                  1
   South Carolina......         -                1                  2
   Tennessee...........         4                -                  1
   Texas...............         -                5                  7
   Vermont.............         -                1                  1
   Virginia............         3                1                  1
   West Virginia.......         1                2                  2
   Wisconsin...........         -                1                  1
                              ---              ---                ---
   Total...............        49               65                 85
                              ===              ===                ===

  World of Science stores are generally located in high traffic areas of regional, enclosed shopping malls. The Company believes that the number of desirable store sites likely to be available in the future will be adequate to permit the Company to implement its expansion strategy. In selecting new store locations, the Company evaluates the market areas, mall locations, anchor stores, mall traffic patterns, mall sales per square foot, performance of other speciality retail tenants, competition and occupancy, construction and other costs associated with opening a store.

  At May 31, 1997, the Company's 49 permanent stores occupied 106,848 gross square feet of leased space, with the stores ranging in size from 1,000 to 3,000 square feet. The Company's permanent stores typically have lease terms ranging from seven to ten years, and the lease terms for existing permanent stores expire between 1998 and 2008. Seasonal stores have lease terms ranging from month-to-month to three years. The Company's store leases generally provide for percentage rent based upon sales. See Note 4 of the Notes to the Company's Financial Statements.

  The Company's corporate headquarters are located in a 35,000 square foot facility which is comprised of 8,000 square feet of office space and 27,000 square feet of warehouse space. The facility is leased from the State of New York at an annual rent of approximately $78,000. The term of this lease, inclusive of three five-year renewal options, expires in 2013, and the lease provides for rental increases for each renewal term based on increases in the consumer price index, not to exceed 20% of the then current rent.

  The Company recently entered into a sublease for a new distribution center. The facility, which is located within one mile of the Company's office, contains approximately 110,000 square feet of warehouse space. The sublease is triple net and is for a term of 37 months ending in the year 2000, and the Company has two one-year renewal options. The base monthly rental for this facility is approximately $31,500.

MANAGEMENT INFORMATION SYSTEMS

  The Company uses an IBM AS/400 (model 510) for its management information systems, which handles all major informational requirements of the Company's business, including sales, warehousing and distribution, purchasing, inventory control, merchandise planning and replenishment as well as various accounting functions. At the store level, the Company uses a point-of-sale computer system with the capability to provide sales data and to maintain perpetual inventory data on a per-SKU basis. All software applications which run on the AS/400 are licensed by World of Science and have been customized according to Company specifications.

  The Company tracks its inventory by electronic data interchange between the AS/400 and the Company warehouse and its stores. All inventory is bar-coded where practical. The system polls each of its stores each evening to upload sales data, to update inventory status and to determine replenishment requirements. Weekly sales information is retained for each store, allowing the Company to analyze sales performance by store, market and SKU.

COMPETITION

  Competition for consumer spending is highly intense among specialty retailers, traditional department stores and mass merchants in regional shopping malls and other high traffic retail locations. The Company competes against other retailers for suitable real estate locations and qualified personnel. The Company believes that its distinctive and traditional merchandise, educational and entertaining shopping experience, superior customer service, use of seasonal stores and price integrity distinguishes it from other specialty retailers. The specialty retail business has few barriers to entry. In addition, as the Company expands into new markets, its success may depend in part on its ability to gain market share from established competitors. Many of the Company's competitors have substantially greater financial, marketing and other resources than the Company. There can therefore be no assurance that the Company will be able to compete successfully with them in the future.

EMPLOYEES

  As of May 3, 1997, the Company employed 215 regular full-time employees, of which 169 were salaried staff and 46 were hourly workers. The Company also employed 632 part-time employees. The Company regularly supplements its work force with part-time employees during the holiday selling season. The Company employed approximately 1,300 part-time employees during the fiscal 1996 holiday selling season. Substantially all of the Company's part-time employees work at the store level. None of the Company's employees are represented by labor unions and the Company believes its employee relations are very good.

LEGAL PROCEEDINGS


  The Company is a party to legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains general liability insurance coverage in amounts deemed to be adequate by management.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The following table sets forth certain information with respect to executive officers, directors and certain other key employees of the Company.

              NAME                AGE POSITION(S) HELD
              ----                --- ----------------

 Directors and Executive Officers

  Fred H. Klaucke................  60 Chairman of the Board of Directors, President and
                                       Chief Executive Officer
  Charles A. Callahan............  47 Vice President of Finance, Chief Financial Officer and
                                       Assistant Secretary
  Christine M. Luchi.............  44 Vice President of Operations
  Richard B. Callen..............  55 Secretary, Director
  Thomas A. James................  55 Director
  Thomas J. Scanlon..............  50 Director

 Other Key Employees

  Kathryn A. Bull................  40 Regional Manager
  Alden B. Chevlen...............  46 Director of Leasing
  Russell E. Eliason.............  33 Controller
  Jason E. Torchia...............  31 MIS Manager
  Paul H. Thompson...............  43 Merchandise Manager
  Peter A. Roden.................  40 Warehouse Manager

--------
  FRED H. KLAUCKE is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its incorporation in 1969 and as President since 1996.

  CHARLES A. CALLAHAN has served as Vice President of Finance and Chief Financial Officer of the Company since 1994, and as Assistant Secretary since 1992. Mr. Callahan joined the Company as Controller in 1992. He has over 25 years of experience in accounting and financial management including five years with KPMG Peat Marwick LLP.

  CHRISTINE M. LUCHI has served as Vice President of Operations of the Company since 1996. Ms. Luchi joined the Company in 1990 as a Regional Manager. From 1992 until 1996, Ms. Luchi served as Director of Operations. Prior to joining the Company, Ms. Luchi held retail positions with General Host Corporation, where she served as training manager and district sales manager, and Tenneco Corporation, where she held the positions of district and division manager and franchise consultant. Ms. Luchi has additional consulting experience in the areas of operations and sales training.

  RICHARD B. CALLEN has served as Secretary and a Director of the Company since 1969. Mr. Callen is a partner in the law firm of Darweesh, Callen, Lewis & VonDohlen, which is legal counsel to the Company. See "Certain Relationships and Related Transactions."

  THOMAS A. JAMES has served as a Director of the Company since 1992. Since 1969, Mr. James has served as the chairman of the board of directors and chief executive officer of both Raymond James & Associates, Inc., one of the underwriters in this Offering, and its parent company, Raymond James Financial, Inc. Mr. James also serves as a director of Arbor Health Care, Inc. and IMCO Recycling, Inc. See "Certain Relationships and Related Transactions."

  THOMAS J. SCANLON has served as a Director of the Company since December, 1996. Mr. Scanlon is administrative vice president of Manufacturers and Traders Trust Company, a Buffalo, New York based commercial bank ("M&T Bank"), and has been an officer of M&T Bank since 1991. Since 1993, Mr. Scanlon has served as president of M&T Capital Corporation, an investment company specializing in venture capital investments ("M&T Capital") and a wholly owned subsidiary of M&T Bank.

  PAUL H. THOMPSON has served as Merchandising Manager of the Company since 1993. He joined the Company in 1990 as a store manager. From 1991 until 1993, Mr. Thompson served as an Area Supervisor.

  KATHRYN A. BULL has served as Regional Manager of the Company since 1996. She joined the Company in 1995 as a District Manager. Ms. Bull has 20 years of retail experience, including multi-unit supervision and project coordination with London Fog, Jockey International and the Limited Group.

  ALDEN B. CHEVLEN has served as the Company's Director of Leasing since 1996. Prior to joining the Company, Mr. Chevlen served as assistant director of leasing for American Greetings Corporation from 1990 to 1996. Mr. Chevlen, who is also an attorney, served as a corporate senior staff attorney for the Edward J. DeBartolo Corporation from 1983 to 1989.

  RUSSELL E. ELIASON has served as Controller of the Company since 1996. He joined the Company in 1993 as Assistant Controller. Prior to joining the Company Mr. Eliason held the position of manager of general accounting and financial reporting for a discount drug store division of Melville Corporation.

  JASON E. TORCHIA has served as MIS Manager of the Company since 1996. He joined the Company in 1995 as a computer programmer analyst and was later promoted to senior programmer analyst. Prior to joining the Company, Mr. Torchia held various computer programmer positions with a catalog and retail pet supply operation.

  PETER A. RODEN has served as Warehouse Manager of the Company since 1985. He joined the Company in 1976 in the shipping department.

  The Company's Restated Certificate of Incorporation provides for a Board of Directors of between three and twelve directors, and the number of directors is currently four. Under the terms of the Company's Restated Certificate of Incorporation and Bylaws, the Board of Directors is composed of three classes of similar size, each elected in a different year, so that only approximately one-third of the Board of Directors is elected in any single year. Mr. Klaucke is in a class elected for a term expiring in 2000 and until his successor is elected and qualified; Mr. Callen and Mr. James are in a class elected for a term expiring in 1999 and until their successors are elected and qualified; and Mr. Scanlon is in a class elected for a term expiring in 1998 and until his successor is elected and qualified. Mr. James and Mr. Scanlon have been nominated as directors pursuant to certain agreements by which the Company is bound.

  The Company has been informed by Mr. Scanlon that M&T Capital has not been actively involved in investment activities within the last three years and its shares of Common Stock of the Company are one of its few remaining significant assets. Mr. Scanlon has informed the Company that, because he is serving as a director pursuant to agreements related to M&T Capital's ownership of shares of Common Stock of the Company, all of which shares, other than 40,000 shares that are subject to the Underwriters' over-allotment option, are being sold in the Offering, it is his intent to resign as a director of the Company upon the expiration of his present term in 1998, or earlier if a successor is identified by the Company. Mr. James has also indicated his intention to resign as a director of the Company upon the expiration of his present term in 1999, or earlier if a successor is identified by the Company. The Company is presently seeking to identify at least one additional independent director with experience in the retailing industry.

  The Board of Directors of the Company has an Audit Committee consisting of three members (Messrs. Klaucke, Scanlon and James). The purpose of the Audit Committee is to review the results of operations of the Company with officers of the Company who are responsible for accounting matters and, from time to time, with the Company's independent auditors. Following the completion of the Offering, the Company expects to establish a Compensation Committee. The Compensation Committee will recommend annual compensation arrangements for the Company's executive officers and will review annual compensation arrangements for all other officers and significant employees. There are no family relationships among the directors and officers of the Company.

DIRECTOR COMPENSATION

  Members of the Board of Directors of the Company are reimbursed for their expenses incurred in connection with attending any meeting. In addition, directors of the Company are eligible for the grant of options pursuant to the 1993 Employee Stock Option Plan of the Company. Messrs. Callen and James have each been granted an option to purchase 10,000 shares of Common Stock, which options are exercisable at any time prior to their expiration in 2004.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid or accrued by the Company for services in all capacities to the Company's Chief Executive Officer and its other two Executive Officers who earned more than $100,000 from the Company in fiscal 1996 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                  LONG TERM
                                     ANNUAL COMPENSATION(1)  COMPENSATION AWARDS
                                     --------------------------------------------
NAME AND PRINCIPAL                     SALARY      BONUS    SECURITIES UNDERLYING
POSITION                 FISCAL YEAR     ($)       ($)(2)       OPTIONS/SARS
------------------       ----------- ----------- --------------------------------
Fred H. Klaucke.........    1996     $   178,365 $   75,000           --
 Chairman of the Board
  of Directors,
  President and Chief
  Executive Officer
Charles A. Callahan.....    1996     $    90,193 $   27,058        25,000
 Vice President of
  Finance, Chief
  Financial Officer and
  Assistant Secretary
Christine M. Luchi......    1996     $    77,270 $   23,181        25,000
 Vice President of Oper-
  ations

--------
(1) No Named Executive Officer received other annual compensation in excess of the lesser of $50,000 or 10% of his or her salary and bonus.
(2) Amounts in this column include bonuses earned under an employment agreement in the case of Mr. Klaucke, and discretionary performance-based bonuses in the case of the other Named Executive Officers.

  The following table sets forth information concerning stock option grants made during fiscal 1996 to the executive officers named in the Summary Compensation Table above. The Company has not granted any stock appreciation rights.

                                  OPTION GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS
                         --------------------------------------------------------------------------------
                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                           NUMBER OF        % OF                                   ANNUAL RATES OF STOCK
                          SECURITIES   TOTAL OPTIONS                              PRICE APPRECIATION FOR
                          UNDERLYING     GRANTED TO     EXERCISE                      OPTION TERM (4)
                            OPTIONS     EMPLOYEES IN     PRICE       EXPIRATION   -----------------------
NAME                     GRANTED(#)(1) FISCAL YEAR(2) ($/SHARE)(3)      DATE          5%          10%
----                     ------------- -------------- ------------ -------------- ----------- -----------
Fred H. Klaucke.........         0           --            --                 --          --          --
Charles A. Callahan.....    25,000          22.7%        $2.50     August 5, 2006 $   170,000 $   291,000
Christine M. Luchi......    25,000          22.7%        $2.50     August 5, 2006 $   170,000 $   291,000

--------
(1) Options granted are exercisable at the rate of 20% upon date of grant and an additional 20% on each anniversary date thereafter.
(2) Based on an aggregate of 110,000 shares subject to options granted to employees of the Company in fiscal 1996.
(3) The exercise price per share of the options granted was equal to the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.
(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date, and are not intended to forecast possible future appreciation, if any, in the price of the Company's Common Stock. The gains shown are net of the option exercise price, but do not include deductions for federal or state income taxes or other expenses associated with the exercise of the options or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the option holder's continued employment through the option period and the date on which the options are exercised.

  The following table sets forth information concerning the number of unexercised options and the fiscal 1996 year-end value of unexercised options on an aggregated basis held by each of the Named Executive Officers. The Company has not granted any stock appreciation rights and no options were exercised in fiscal 1996.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                FISCAL YEAR-END(#)       FISCAL YEAR-END($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Fred H. Klaucke.............   15,000            0       $60,300      $     0
Charles A. Callahan.........   15,000       20,000       $59,500      $70,000
Christine M. Luchi..........   15,000       20,000       $59,500      $70,000

--------

(1) There was no public trading market for the Common Stock at the end of fiscal 1996. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated on the basis of the initial public offering price less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company currently has no separate compensation or stock option committee or other board committee performing equivalent functions. These functions have been performed by the Company's Board of Directors, which includes one full time employee of the Company.

EMPLOYMENT AGREEMENT

  The Company has entered into an Employment Agreement with Fred Klaucke pursuant to which Mr. Klaucke serves as the Chairman of the Board of Directors and Chief Executive Officer of the Company and receives an annual salary of $175,000. Mr. Klaucke is also entitled to an annual bonus of up to $75,000. The amount of the bonus is determined based upon the Company's operating profit as compared with its budget projections. The Agreement also provides that, in the event Mr. Klaucke's employment is terminated by him for "good reason" or in the event of a "change in control" of the Company, Mr. Klaucke shall be paid: (i) his full base salary through the date of termination plus any current bonus entitlements; (ii) a lump sum payment equal to the greater of $250,000 or the amount of salary that would have been paid to Mr. Klaucke from the date of termination to the end of the term of the Agreement; and
(iii) in lieu of shares of Common Stock issuable upon the exercise of stock options exercisable on the date of such termination or change in control, the difference in cash between the closing price of a share of Common Stock as reported on any organized stock exchange on such date and the per share exercise price of each option to buy a share of Common Stock held by Mr. Klaucke on such date. In addition, under the Employment Agreement, the termination of Mr. Klaucke's employment by him for good reason or the occurrence of a change of control entitles Mr. Klaucke to continue participation in certain benefits plans and the payment of any legal fees and expenses incurred by Mr. Klaucke in enforcing his rights under the Agreement or disputing any termination or change of control. A change in control is generally defined to include the acquisition by a person or entity, or persons or entities acting as a group, of beneficial ownership of 25% or more of the outstanding shares of the Company, certain changes in the majority membership of the Board of Directors, and sales of all or substantially all of the assets of the Company. While applicable law does not quantify a sale of all or substantially all of the assets, such a sale would generally involve a sale made outside the usual or regular course of business and involving disposition of the assets essential to the business actually conducted by the Company. Termination by Mr. Klaucke of his employment for good reason is generally defined to include his removal as an officer of the Company, the assignment of duties inconsistent with his position, a reduction in his base salary, the relocation outside the Rochester area, and the failure by the Company to obtain assumption of the Agreement by any successor in interest to the Company. The initial term of the Agreement expires on January 31, 1998 and the Agreement automatically renews for additional two-year terms, unless terminated by either party on 60 days notice prior to the expiration of any renewal term.

STOCK OPTION PLANS

  The Company has adopted two stock option plans, the 1993 Employee Stock Option Plan and the 1989 Stock Option Plan (collectively, the "Stock Option Plans"). An aggregate of 565,000 shares of Common Stock are reserved for issuance under the Stock Option Plans. The purposes of the Stock Option Plans are to enable the Company to attract and retain qualified persons to serve as directors, employees, consultants and advisors, and to align the interests of such persons with the interests of stockholders by giving them a personal interest in the value of the Common Stock. Options granted under the Stock Option Plans may either be options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or options that are not intended to so qualify ("Nonstatutory Options"). Options granted to members of the Board of Directors who are not also employees of the Company will be Nonstatutory Options. Stock appreciation rights may be granted in connection with Nonstatutory Options. Such rights are exercisable by the optionee at any time a related Nonstatutory Option could be exercised, and are payable, at the discretion of the Board of Directors, in cash, shares of Common Stock or any combination thereof. The exercise of a stock appreciation right results in the cancellation of the related Nonstatutory Option. No stock appreciation rights have been granted under the Stock Option Plans.

  As of the date of this Prospectus, there were outstanding options to purchase 165,000 shares of Common Stock at a weighted average price of $2.50 per share, 87,000 of which are presently exercisable. Each of the key employees listed under "Management" has been granted stock options under the Company's Stock Option Plans.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company in the normal course of business has retained the law firm of Darweesh, Callen, Lewis & VonDohlen, of which Mr. Richard Callen is a partner, for legal services and expects to do so during the current year.

  Raymond James & Associates, Inc. is acting as one of the managing underwriters in the Offering. See "Underwriting." Thomas James, a Director of the Company, is the chairman and chief executive officer of Raymond James & Associates, Inc. and Raymond James Financial, Inc., the parent company of that firm. See "Principal and Selling Stockholders." Certain shares of Common Stock beneficially owned by Mr. James are subject to certain registration rights under the Securities Act at the Company's expense, except for incremental underwriting discounts and commissions, stock transfer taxes, if any, on the shares sold and fees and disbursements of any separate legal counsel; certain indemnities; certain rights of first refusal in connection with certain proposed issuances of capital stock; and certain rights of co-sale in connection with proposed sales of Common Stock by certain stockholders, including Mr. Fred Klaucke. The agreement pursuant to which the foregoing rights were granted terminates as of the closing of the Offering. Mr. James is also a party to a voting agreement with Fred Klaucke and the former President of the Company, pursuant to which Mr. Klaucke and the former President agreed to vote their shares of Common Stock of the Company for the election of Mr. James as a Director of the Company, in consideration of Mr. James agreement to vote his shares of Common Stock of the Company for the election of Fred Klaucke, Richard Callen and the former President as Directors of the Company. The obligations of Mr. Klaucke and the former President of the Company under this agreement cease in the event Mr. James's total share holdings are reduced by an amount equal to 80% or more of his current holdings. See "Principal and Selling Stockholders." This voting agreement terminates upon the closing of the Offering.

  In December of 1992, the Company entered into a Stock Purchase Agreement with M&T Capital, of which Mr. Thomas Scanlon, a Director of the Company, is President. That agreement, among other things, provides M&T Capital certain registration rights under the Securities Act at the Company's expense, except for incremental underwriting discounts and commissions, stock transfer taxes, if any, on the shares sold and fees and disbursements of any separate legal counsel; certain indemnities; certain rights of first refusal in connection with certain proposed issuances of capital stock; and certain rights of co-sale in connection with proposed sales of Common Stock by certain stockholders, including Mr. Fred Klaucke. Under this Agreement, the Company is also obligated to nominate a representative of M&T Capital for election as a Director of the Company. This right terminates at such time as M&T Capital's stock holdings are reduced by an amount equal to 80% or more of its current holdings, and will in any event terminate as of the closing of the Offering. M&T Capital is also a party to the Voting Agreement, together with the Company, Fred Klaucke, Richard Callen, Thomas James, and the former President of the Company pursuant to which, each party to the Voting Agreement who is a stockholder of the Company is obligated to vote all of the shares of Common Stock of the Company held by him for the slate of nominees for director proposed by the Company, which slate will include a person nominated by M&T Capital. The terms of the Voting Agreement are binding upon any transferee of the Common Stock held by a stockholder who is a party to the Agreement, except a transferee in or after an initial public offering who is not an affiliate of the Company or the transferring stockholder. This voting agreement terminates upon the closing of the Offering.

  The Company believes that the related party transactions described above are on terms no less favorable than if the transactions were entered into with unrelated parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, and as adjusted to reflect the sale of shares of Common Stock in the Offering (assuming no exercise of the Underwriters' over-allotment option), by: (i) each of the Company's directors,
(ii) each of the Named Executive Officers, (iii) all directors and executive officers as a group, (iv) each person known by the Company to own beneficially more than 5% of the Common Stock and (v) each Selling Stockholder. Except as set forth below, the business address of each Selling Stockholder beneficially owning more than 5% of the Common Stock is c/o the Company at 900 Jefferson Road, Building Four, Rochester, New York 14623. Except as indicated in the footnotes to the table, none of the Selling Stockholders has held any position or office or had any other material relationship with the Company within the past three years.

                                               COMMON STOCK
                          -------------------------------------------------------
                             BENEFICIALLY                        BENEFICIALLY
                              OWNED PRIOR       TO BE SOLD        OWNED AFTER
                            TO THE OFFERING   IN THE OFFERING    THE OFFERING
                          ------------------- --------------- -------------------
DIRECTORS, EXECUTIVE                % OF OUT-                           % OF OUT-
OFFICERS AND 5%            NUMBER   STANDING      NUMBER       NUMBER   STANDING
STOCKHOLDERS              OF SHARES  SHARES      OF SHARES    OF SHARES  SHARES
--------------------      --------- --------- --------------- --------- ---------
Fred H.
 Klaucke(1)(2)(3).......  1,522,140   44.0%           --      1,522,140   30.2%
Thomas A. James(2)(4)...    222,890    6.5%        13,890(5)    209,000    4.2%
Richard B.
 Callen(2)(6)...........     44,335    1.3%           --         44,335     *
Thomas J. Scanlon(2)....        --     --             --            --     --
Charles A. Calla-
 han(1)(7)..............     30,855      *            --         30,855     *
Christine M.
 Luchi(1)(8)............     34,500    1.0%           --         34,500     *
All executive officers
 and directors as a
 group (6 persons)(9)...  1,854,720   53.0%        13,890     1,840,830   36.2%
M&T Capital Corpora-
 tion(10)...............    555,555   16.2%       515,555        40,000     *
OTHER SELLING
STOCKHOLDERS
-------------
B&J Management Corpora-
 tion...................     12,500      *         12,500           --     --
Robert Brody............     15,000      *          2,555        12,445     *
Todd Callen.............      1,665      *          1,665           --     --
Franklin Crowder & Susan
 Allport................     27,500      *         10,000        17,500     *
Gaston V. DiBello.......      5,000      *          1,275         3,725     *
Robert DiRomualdo.......     25,000      *         25,000           --     --
Robert G. Fisher........     30,000      *         12,745        17,255     *
Frank Fleischer.........      3,750      *            960         2,790     *
John & Iva Ann Francis..     18,750      *          4,465        14,285     *
James Froehler(11)......     11,900      *         11,900           --     --
Andrew Glanz............      5,000      *          5,000           --     --
Elliot Glanz............     15,000      *          5,000        10,000     *
Benjamin A. Goldman
 Trust..................     10,000      *          5,000         5,000     *
Margot A. Green.........     13,890      *          2,780        11,110     *
Harbus Investors,
 Inc. ..................     13,890      *         13,890           --     --
Jefferson Harkins.......     10,000      *         10,000           --     --
Larry & Molly Harris....      5,000      *          5,000           --     --
Donna Hodak.............      2,500      *          1,275         1,225     *
Pamela K. Hodak.........      2,500      *          1,275         1,225     *
Tony Hodak..............      2,500      *          1,275         1,225     *
Jeffrey Huenink.........     10,000      *         10,000           --     --

                                              COMMON STOCK
                         -------------------------------------------------------
                            BENEFICIALLY                        BENEFICIALLY
                             OWNED PRIOR       TO BE SOLD        OWNED AFTER
                           TO THE OFFERING   IN THE OFFERING    THE OFFERING
                         ------------------- --------------- -------------------
                                   % OF OUT-                           % OF OUT-
OTHER SELLING             NUMBER   STANDING      NUMBER       NUMBER   STANDING
STOCKHOLDERS             OF SHARES  SHARES      OF SHARES    OF SHARES  SHARES
-------------            --------- --------- --------------- --------- ---------
R.K. Johnson............   18,500       *         4,250        14,250      *
Allan Katz..............   10,000       *        10,000           --      --
Lincoln Kinnicutt.......   18,500       *         9,435         9,065      *
Harley Kushel...........    2,500       *           255         2,245      *
L. Wayne LeRoux.........   10,000       *        10,000           --      --
Dorothy Livadas.........    6,000       *         3,060         2,940      *
Joseph E. Lundy.........   10,000       *         2,000         8,000      *
David A. Metzger........   20,000       *         6,600        13,400      *
Frederick W. Metzger....  153,000     4.5%       20,000       133,000     2.6%
Henry N. Metzger........   40,700     1.2%       16,200        24,500      *
Gabriel S. Miller
 Trust..................   18,750       *        10,000         8,750      *
Marc H. Miller Trust....   18,750       *        10,000         8,750      *
Ronald L. Miller, as
 Settler under Declara-
 tion of Trust..........   71,250     2.1%       18,165        53,085     1.1%
Sheila L. Miller........   10,000       *        10,000           --      --
Michael & Junia
 Milvain................   10,000       *         7,000         3,000      *
Alton R. Neal...........    8,500       *         4,330         4,170      *
Marvin A. Posner........    5,000       *         5,000           --      --
William J. Schifino.....    8,750       *         3,315         5,435      *
1770-1780 East Ridge
 Road, Inc. ............   37,930     1.1%        6,445        31,485      *
Edith Sherdlower........   10,000       *        10,000           --      --
Sheila Szewczuk.........    2,500       *         1,275         1,225      *
John P. Uphoff, Trust-
 ee.....................   11,000       *         2,555         8,445      *
Linda Winton............   15,000       *        15,000           --      --
Joan N. Witzel..........    5,000       *         2,000         3,000      *
Robert F. Witzel........   10,000       *         4,000         6,000      *

--------
* Less than 1%
(1) Named Executive Officers of the Company
(2) Directors of the Company

(3) Includes 15,000 shares subject to currently exercisable stock options. Of the shares owned by Mr. Klaucke 237,140 shares are owned jointly with his spouse.
(4) Includes 199,000 shares held by trusts of which Mr. James is the sole trustee and 13,890 shares held by Harbus Investors, Inc., in which Mr. James holds an economic interest. Includes 10,000 shares subject to currently exercisable stock options. Mr. James's business address is:
    Raymond James Financial, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716.
(5) The 13,890 shares to be sold consist of the shares owned by Harbus Investors, Inc.
(6) Includes 10,000 shares subject to currently exercisable stock options and 18,335 shares held by a bank as custodian for Mr. Callen's IRA Account. Also includes 6,000 shares held in trust by an individual trustee, as to which Mr. Callen has reported to the Company that he is the beneficial owner.
(7) Includes 20,000 shares subject to currently exercisable stock options.
(8) Includes 20,000 shares subject to currently exercisable stock options.
(9) Includes shares subject to currently exercisable stock options.

(10) M&T Capital's business address is: Attention: Thomas J. Scanlon, One Fountain Plaza, 9th Floor, Buffalo, New York 14203. M&T Capital is a party to certain agreements with the Company. See "Certain Relationships and Related Transactions." The 40,000 shares owned after the Offering are subject to the Underwriters' over-allotment option.
(11) Mr. Froehler served as President of the Company from September 1990 until January 1996 and as a director of the Company from September 1990 to April 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") and 5,000,000 shares of Preferred Stock of the Company, par value $.01 per share (the "Preferred Stock"). As of the date of this Prospectus there were 3,422,955 shares of Common Stock outstanding held of record by 82 stockholders and no shares of Preferred Stock outstanding. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Voting Rights. Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and do not have cumulative voting rights.

  Dividends. Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Under the New York Business Corporation Law ("BCL") no dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

  Liquidation. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock.

  Other Provisions. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. The shares of Common Stock offered hereby, when issued, will be fully paid and non-assessable.

  Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

  Listing. The Company's Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "WOSI."

PREFERRED STOCK

  The Board of Directors of the Company is authorized, without further stockholder action, but subject to any limitations prescribed by the BCL or the rules of the Nasdaq National Market or other organizations on whose systems stock of the Company may be traded or listed, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized the issuance of any shares of Preferred Stock and there are no definitive plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

 Provisions Under the Certificate and By-Laws

  The Restated Certificate of Incorporation and the By-Laws of the Company contain certain provisions that could make the acquisition of the Company by means of a tender offer, a proxy contest or otherwise difficult.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company's Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such change of control proposals because, among other things, negotiation of such change of control proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the By-Laws of the Company, which have been filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

  Staggered Board of Directors. The Restated Certificate of Incorporation and the By-Laws of the Company provide that the Board of Directors will be divided into three classes of directors, each class constituting one-third of the total number of directors and with the classes serving staggered three-year terms beginning in 1997. The classification of the directors will have the effect of making it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of the Board of Directors.

  Preferred Stock. Depending upon the rights of the Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

  Removal of Directors and Filling of Vacancies. The Restated Certificate of Incorporation provides that a director of the Company may be removed only for cause and only by action of the board or upon the affirmative vote of the holders of 75% of the securities entitled to vote an election of directors. Newly created directorships and board of director vacancies resulting from death, removal or other causes may be filled only by a majority vote of the then remaining directors. Accordingly, it will be more difficult for stockholders, including those holding the majority of the outstanding shares, to force an immediate change in the composition of the Board of Directors.

  Special Meetings of Stockholders. The Bylaws of the Company provide that special meetings of stockholders of the Company may be called only by the Chairman, the President, a majority of the members of the Board of Directors or by the holders of 75% of the outstanding stock entitled to vote on an issue proposed to be considered at the special meeting.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or committee thereof, of candidates for election as director as well as for other stockholder proposals to be considered at stockholder's meetings.

 Section 912 of the New York Business Corporation Law

  Upon consummation of the Offering, the Company will be subject to the provisions of Section 912 of the BCL (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain New York corporations, including those whose securities are quoted on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with an "interested shareholder" (a shareholder who is the owner of, or is an affiliate or associate of the corporation and at any time within the prior five years did own 20% or more of the corporation's outstanding voting stock) for five years following the date that such shareholder became an "interested shareholder," unless the "business combination" or the purchase of stock by the "interested shareholder" is approved by the board of directors of such corporation before the "interested shareholder" becomes an "interested shareholder."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 5,022,955 shares of Common Stock (5,350,455 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,450,000 shares sold in the Offering will be immediately eligible for resale in the public market without restriction under the Securities Act, except for any shares purchased by an "Affiliate" (as that term is defined under the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 2,572,955 shares of Common Stock outstanding following the Offering (the "Previously Issued Shares") may be publicly sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act.

  In general, under Rule 144, beginning 90 days after the date of this Prospectus, an Affiliate of the Company or other person (or persons whose shares are aggregated) who has beneficially owned Previously Issued Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 54,130 shares immediately after the Offering, if the Underwriters' over-allotment option is exercised in full) or (ii) the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned "Restricted Securities" (as that term is defined under Rule
144) for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

  The holders of 2,283,360 Previously Issued Shares, including all Executive Officers and Directors, have entered into agreements with the representatives of the Underwriters ("Lock-up Agreements") pursuant to which they have agreed that they will not, in the case of 2,243,360 Previously Issued Shares during the 180-day period after the date of this Prospectus and, in the case of 40,000 Previously Issued Shares during the 365-day period after the date of this Prospectus, directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities exchangeable for Common Stock or rights to acquire such shares, or request the registration for the offer or sale of any of the foregoing, except with the prior consent of A.G. Edwards & Sons, Inc. In addition, the Company has agreed that during such period it will not, without the prior consent of A.G. Edwards & Sons, Inc., directly or indirectly offer for sale, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities exchangeable for Common Stock or any other rights to acquire such shares. See "Underwriting." At the expiration of such lock-up period all of the Previously Issued Shares will be eligible for sale in the open market pursuant to Rule 144(k), subject in the case of shares held by affiliates of the Company to the volume and manner of sale limitations of Rule 144.

  Previously Issued Shares may also be resold (i) to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and (ii) in an offshore transaction complying with Rules 903 or 904 of Regulation S under the Securities Act.

  An employee of the Company who purchased shares or was awarded options to purchase shares pursuant to a written compensatory plan or contract meeting the requirements of Rule 701 under the Securities Act is entitled to rely on the resale provisions of Rule 701 under the Securities Act which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

  Following the effectiveness of the registration statement covering the shares of Common Stock offered hereby, the Company will register under the Securities Act 565,000 shares of Common Stock reserved for issuance upon the exercise of stock options granted or to be granted under the Company's stock option plans. The Company expects to file a registration statement on Form S-8 to register these shares approximately 90 days after completion of the Offering and expects that this registration will automatically become effective upon filing. Accordingly, shares registered under such registration statement and acquired pursuant to the Plan will be available for sale in the open market upon the expiration of the public sale restrictions described below (see "Underwriting"), subject to Rule 144 volume limitations applicable to Affiliates, except to the extent such shares are subject to vesting restrictions with the Company. As of the date of this Prospectus, there were options to purchase 165,000 shares of Common Stock for prices ranging from $1.80 to $3.00 per share, outstanding under the Company's Stock Option Plans (including options to acquire 105,000 shares granted to Executive Officers and Directors that are subject to the Lock-up Agreements described above) 87,000 of which are currently exercisable (including options to acquire 75,000 shares that are subject to the Lock-up Agreements). See "Management--Stock Option Plans."

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement among the Company, the Selling Stockholders, and the underwriters listed below (the "Underwriters"), for whom A.G. Edwards & Sons, Inc. and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below:

                                                                        NUMBER
UNDERWRITERS                                                           OF SHARES
------------                                                           ---------
A.G. Edwards & Sons, Inc..............................................   815,000
Raymond James & Associates, Inc.......................................   815,000
Alex. Brown & Sons Incorporated.......................................    49,000
Credit Lyonnais Securities (USA) Inc. ................................    49,000
Dillon, Read & Co. Inc. ..............................................    49,000
Donaldson, Lufkin & Jenrette Securities...............................    49,000
Lehman Brothers.......................................................    49,000
Oppenheimer & Co. Inc. ...............................................    49,000
PaineWebber Incorporated..............................................    49,000
Prudential Securities Incorporated....................................    49,000
Advest Inc. ..........................................................    24,500
Fahnestock & Co. Inc. ................................................    24,500
First Albany Corporation..............................................    24,500
First of Michigan Corp. ..............................................    24,500
Hanifen, Imhoff Inc. .................................................    24,500
Janney Montgomery Scott Inc. .........................................    24,500
Ladenburg Thalmann & Co. Inc. ........................................    24,500
Legg Mason Wood Walker Inc. ..........................................    24,500
McDonald & Co. Securities Inc. .......................................    24,500
Mesirow Financial Inc. ...............................................    24,500
Morgan Keegan & Co. Inc. .............................................    24,500
Needham & Co. ........................................................    24,500
Neuberger Berman, LLC.................................................    24,500
Pennsylvania Merchant Group Ltd. .....................................    24,500
Tucker Anthony Inc. ..................................................    24,500
Wheat First Securities................................................    24,500
C.L. King & Associates, Inc. .........................................    12,000
Starr Securities Inc. ................................................    12,000
Van Kasper & Co. .....................................................    12,000
    Total............................................................. 2,450,000
                                                                       =========

  Pursuant to the terms of the Underwriting Agreement, the Underwriters will acquire the shares of Common Stock offered hereby from the Company and the Selling Stockholders at the public offering price set forth on the cover page hereof less the underwriting discounts and commissions set forth on the cover page. The Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page. Some of the shares offered to the public will be sold to certain dealers at the public offering price less a dealers' concession not in excess of $.24 per share. The Underwriters and such dealers may allow a discount not in excess of $.10 per share to other dealers. After the shares are released for sale to the public, the public offering price and other terms may be varied by the Representatives.

  The nature of the obligations of the Underwriters is such that if any of the shares offered hereby are purchased, all of such shares must be purchased.

  The Company and a Selling Stockholder have granted to the Underwriters an option for 45 days to purchase (at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus) up to 367,500 shares from them. In the event the Underwriters elect to exercise their option, 40,000 shares will first come from the Selling Stockholder and the balance, if any, up to 327,500 shares will come from the Company. The Underwriters may exercise such option only to cover over-allotments of shares made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,450,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  Mr. Thomas James, who is a Director of the Company and the beneficial owner of shares of Common Stock of the Company, is also the chairman of the board of directors and chief executive officer of Raymond James & Associates, Inc., a Representative in this Offering, and Raymond James Financial, Inc., its parent company.

  The Company and holders of 2,283,360 Previously Issued Shares, including all Executive Officers and Directors, have entered into Lock-up Agreements pursuant to which they have agreed that they will not, in the case of 2,243,360 Previously Issued Shares during the 180-day period after the date of this Prospectus and, in the case of 40,000 Previously Issued Shares during the 365-day period after the date of this Prospectus, directly or indirectly offer for sale, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any securities exchangeable for the Common Stock or any other rights to acquire such shares or, in the case of holders of shares, request the registration for the offer or sale of any of the foregoing (other than shares offered hereby), without the prior written consent of A.G. Edwards & Sons, Inc.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares of Common Stock has been negotiated among the Company and the Representatives. In addition to prevailing market conditions, among the factors that were considered in determining the initial public offering price of the shares of Common Stock were the Company's historical financial performance, estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in similar business.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 367,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Representatives have advised the Company that they do not expect sales to any accounts over which they exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Harris Beach & Wilcox LLP, Rochester, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. Ropes & Gray will rely on the opinion of Harris Beach & Wilcox LLP with respect to certain matters of New York law.

                                    EXPERTS

  The financial statements of World of Science, Inc. as of February 1, 1997 and January 28, 1996 and for each of the years in the three-year period ended February 1, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the Commission under the Securities Act through the Electronic Data Gathering and Retrieval ("EDGAR") system with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. The summaries contained in this Prospectus concerning information included in the Registration Statement, or in any exhibits thereto, are qualified in their entirety by reference to such information or exhibit. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Registration statements, reports, proxy and information statements filed through the EDGAR system are publicly available through the Commission's Internet web site at "http://www.sec.gov".

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Balance Sheets as of January 28, 1996, February 1, 1997 and May 3, 1997
 (unaudited)..............................................................  F-3
Statements of Operations for the years ended January 29, 1995, January 28,
 1996 and February 1, 1997 and for the three months ended May 4, 1996 (un-
 audited) and May 3, 1997 (unaudited).....................................  F-4
Statements of Stockholders' Equity for the years ended January 29, 1995,
 January 28, 1996 and February 1, 1997 and for the three months ended May
 3, 1997 (unaudited)......................................................  F-5
Statements of Cash Flows for the years ended January 29, 1995, January 28,
 1996 and February 1, 1997 and for the three months ended May 4, 1996 (un-
 audited) and May 3, 1997 (unaudited).....................................  F-6
Notes to Financial Statements.............................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
World of Science, Inc.:

  We have audited the accompanying balance sheets of World of Science, Inc. as of January 28, 1996 and February 1, 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World of Science, Inc. as of January 28, 1996 and February 1, 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended February 1, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Rochester, New York May 30, 1997

                             WORLD OF SCIENCE, INC.

                                 BALANCE SHEETS

                                             JANUARY 28, FEBRUARY 1,   MAY 3,
                                                1996        1997        1997
                                             ----------- ----------- -----------
                  ASSETS                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents................  $ 1,620,043 $ 2,014,253 $    63,139
  Accounts receivable......................       65,494      54,339     228,385
  Inventories..............................    5,971,841   6,927,037   9,310,429
  Prepaid expenses and other current as-
   sets....................................      249,701     386,181     635,706
  Taxes receivable.........................          --          --      602,000
  Deferred income taxes....................      335,000     368,000     368,000
                                             ----------- ----------- -----------
    Total current assets...................    8,242,079   9,749,810  11,207,659
Property, equipment and leasehold improve-
 ments, net................................    4,331,785   4,983,718   5,144,021
Deferred income taxes......................      281,000     540,000     540,000
                                             ----------- ----------- -----------
                                             $12,854,864 $15,273,528  16,891,680
                                             =========== =========== ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit...........................  $       --  $       --  $ 2,665,000
  Current installments of long-term debt...       64,243      69,161     182,114
  Current installments of obligations under
   capital leases..........................       87,239     101,620     102,801
  Accounts payable.........................    1,353,873   1,569,226   2,262,770
  Accrued expenses.........................      672,656     636,304     460,556
  Accrued sales taxes......................       84,517      91,670     119,279
  Income taxes payable.....................    1,007,099   1,463,427      89,146
                                             ----------- ----------- -----------
    Total current liabilities..............    3,269,627   3,931,408   5,881,666
Long-term debt, excluding current install-
 ments.....................................      137,292      68,456     603,059
Obligations under capital leases, excluding
 current installments......................      148,314     130,399     104,250
Accrued occupancy expense..................      555,102     662,890     689,628
                                             ----------- ----------- -----------
    Total liabilities......................    4,110,335   4,793,153   7,278,603
                                             ----------- ----------- -----------
Commitments and contingencies (notes 4, 6
 and 8)
Stockholders' equity:
  Preferred stock, $.01 par value.
   Authorized 5,000,000 shares; no shares
   issued and outstanding..................          --          --          --
  Common stock, $.01 par value. Authorized
   10,000,000 shares; issued and outstand-
   ing 3,422,955 shares....................       34,230      34,230      34,230
  Additional paid-in capital...............    2,703,020   2,703,020   2,703,020
  Retained earnings........................    6,007,279   7,743,125   6,875,827
                                             ----------- ----------- -----------
    Total stockholders' equity.............    8,744,529  10,480,375   9,613,077
                                             ----------- ----------- -----------
                                             $12,854,864 $15,273,528 $16,891,680
                                             =========== =========== ===========

                See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                            STATEMENTS OF OPERATIONS

                                      YEAR ENDED               THREE MONTHS ENDED
                          ----------------------------------- ----------------------
                          JANUARY 29, JANUARY 28, FEBRUARY 1,   MAY 4,      MAY 3,
                             1995        1996        1997        1996        1997
                          ----------- ----------- ----------- ----------  ----------
                                                                   (UNAUDITED)
Net sales...............  $31,334,716 $37,265,071 $44,562,851 $5,561,532  $7,286,582
Cost of sales and occu-
 pancy expenses.........   20,788,259  23,956,946  28,629,721  4,298,765   5,729,742
                          ----------- ----------- ----------- ----------  ----------
  Gross profit..........   10,546,457  13,308,125  15,933,130  1,262,767   1,556,840
Selling, general and ad-
 ministrative
 expenses...............    9,047,698  10,680,612  12,592,779  2,214,267   3,001,438
                          ----------- ----------- ----------- ----------  ----------
  Operating income
   (loss)...............    1,498,759   2,627,513   3,340,351   (951,500) (1,444,598)
Interest expense, net...      319,927     417,846     394,505     23,072      24,700
                          ----------- ----------- ----------- ----------  ----------
  Income (loss) before
   income
   taxes................    1,178,832   2,209,667   2,945,846   (974,572) (1,469,298)
Income tax expense (ben-
 efit)..................      460,000     906,000   1,210,000   (399,575)   (602,000)
                          ----------- ----------- ----------- ----------  ----------
  Net income (loss).....  $   718,832 $ 1,303,667 $ 1,735,846 $ (574,997) $ (867,298)
                          =========== =========== =========== ==========  ==========
  Net income (loss) per
   share................  $      0.20 $      0.35 $      0.49 $    (0.16) $    (0.25)
                          =========== =========== =========== ==========  ==========


                See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK    ADDITIONAL                 TOTAL
                          -----------------  PAID-IN    RETAINED   STOCKHOLDERS'
                           SHARES   AMOUNT   CAPITAL    EARNINGS      EQUITY
                          --------- ------- ---------- ----------  -------------
Balance at January 30,
 1994...................  3,347,955 $33,480 $2,621,270 $3,984,780   $ 6,639,530
Issuance of common stock
 at $1.10 per share.....     75,000     750     81,750        --         82,500
Net income..............        --      --         --     718,832       718,832
                          --------- ------- ---------- ----------   -----------
Balance at January 29,
 1995...................  3,422,955  34,230  2,703,020  4,703,612     7,440,862
Net income..............        --      --         --   1,303,667     1,303,667
                          --------- ------- ---------- ----------   -----------
Balance at January 28,
 1996...................  3,422,955  34,230  2,703,020  6,007,279     8,744,529
Net income..............        --      --         --   1,735,846     1,735,846
                          --------- ------- ---------- ----------   -----------
Balance at February 1,
 1997...................  3,422,955  34,230  2,703,020  7,743,125    10,480,375
Net loss (unaudited)....        --      --         --    (867,298)     (867,298)
                          --------- ------- ---------- ----------   -----------
Balance at May 3, 1997
 (unaudited)............  3,422,955 $34,230 $2,703,020 $6,875,827   $ 9,613,077
                          ========= ======= ========== ==========   ===========



                See accompanying notes to financial statements.

                             WORLD OF SCIENCE, INC.

                            STATEMENTS OF CASH FLOWS

                                       YEAR ENDED                   THREE MONTHS ENDED
                           -------------------------------------  ------------------------
                           JANUARY 29,  JANUARY 28,  FEBRUARY 1,    MAY 4,       MAY 3,
                              1995         1996         1997         1996         1997
                           -----------  -----------  -----------  -----------  -----------
Cash flows from operating                                               (UNAUDITED)
 activities:
 Net income (loss).......  $   718,832  $ 1,303,667  $ 1,735,846  $  (574,997) $  (867,298)
 Adjustments to reconcile
  net income (loss) to
  net cash provided by
  (used in) operating
  activities:
  Depreciation and amor-
   tization..............      674,295      948,952    1,280,266      235,836      295,485
  Change in assets and
   liabilities:
   (Increase) decrease
    in:
    Accounts receivable..      255,605       79,628       11,155     (202,161)    (174,046)
    Inventories..........     (503,814)    (613,027)    (955,196)  (1,293,424)  (2,383,392)
    Prepaid expenses and
     other current
     assets..............     (100,376)      48,398     (136,480)    (132,339)    (249,525)
    Taxes receivable.....          --           --           --      (399,575)    (602,000)
    Deferred income tax-
     es..................     (225,000)    (134,000)    (292,000)         --           --
   (Decrease) increase
    in:
    Accounts payable.....      391,260      437,005      215,353      120,856      693,544
    Accrued expenses.....      148,473      189,561      (36,352)    (412,612)    (175,748)
    Accrued sales taxes..       93,354      (63,303)       7,153        1,511       27,609
    Income taxes pay-
     able................      (52,731)     374,122      456,328     (939,642)  (1,374,281)
    Accrued occupancy ex-
     pense...............      160,038      124,828      107,788       73,077       26,738
                           -----------  -----------  -----------  -----------  -----------
     Net cash provided by
      (used in)
      operating activi-
      ties...............    1,559,936    2,695,831    2,393,861   (3,523,470)  (4,782,914)
                           -----------  -----------  -----------  -----------  -----------
Cash flows from investing
 activities-- capital
 expenditures, net of mi-
 nor disposals...........   (1,614,615)  (1,579,030)  (1,691,854)    (374,450)    (455,788)
                           -----------  -----------  -----------  -----------  -----------
Cash flows from financing
 activities:
 Proceeds from issuance
  of common stock........       82,500          --           --           --           --
 Proceeds from issuance
  of line of credit......          --           --           --     2,000,000    2,665,000
 Proceeds from issuance
  of long-term debt......      725,000          --           --       370,000      670,000
 Principal payments on
  long-term debt.........     (783,749)     (59,349)     (63,918)     (20,815)     (22,444)
 Principal payments on
  capital leases.........      (40,587)     (92,545)    (243,879)     (22,754)     (24,968)
                           -----------  -----------  -----------  -----------  -----------
Net cash provided by
 (used in) financing ac-
 tivities................      (16,836)    (151,894)    (307,797)   2,326,431    3,287,588
                           -----------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents.............      (71,515)     964,907      394,210   (1,571,489)  (1,951,114)
Cash and cash equivalents
 at beginning of period..      726,651      655,136    1,620,043    1,620,043    2,014,253
                           -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents
 at end of period........  $   655,136  $ 1,620,043  $ 2,014,253  $    48,554  $    63,139
                           ===========  ===========  ===========  ===========  ===========
Supplemental disclosures
 of cash flow informa-
 tion:
 Cash paid during the pe-
  riod for:
  Interest...............  $   321,987  $   430,873  $   405,624  $    26,261  $    29,514
  Income taxes...........  $   737,731  $   665,878  $ 1,045,671  $   939,642  $ 1,374,281
                           ===========  ===========  ===========  ===========  ===========
 Noncash investing and
  financing activity:
  Acquisition of equip-
   ment under a capital
   lease.................  $   293,117  $    26,350  $   240,345  $   240,345  $       --
                           ===========  ===========  ===========  ===========  ===========

                See accompanying notes to financial statements.

                            WORLD OF SCIENCE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                   THREE-YEAR PERIOD ENDED FEBRUARY 1, 1997

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  World of Science, Inc. (the Company), a Rochester, New York based corporation, markets and distributes a large variety of science and nature related products through its World of Science(R) retail stores, generally located in regional shopping malls in the eastern half of the United States.

 Fiscal Year

  Reference to a fiscal year refers to the calendar year in which such fiscal year commences. Accordingly, fiscal 1994 ended on January 29, 1995, fiscal 1995 ended on January 28, 1996 and fiscal 1996 ended on February 1, 1997.

  In fiscal 1996, the Company changed its fiscal year end to the Saturday closest to January 31. Previously the Company's fiscal year ended on the Sunday closest to January 31. There were 52 weeks in fiscal years 1994 and 1995, and 53 weeks in fiscal 1996. There were 14 weeks in the three months ended May 4, 1996 and 13 weeks in the three months ended May 3, 1997.

 Cash Equivalents

  Cash equivalents consist of amounts on deposit with banks and money market funds.

 Inventories

  Inventories are stated at the lower of weighted average cost or market.

 Property, Equipment and Leasehold Improvements

  Property, equipment and leasehold improvements are stated at cost. Depreciation is computed for book and tax purposes using straight-line and accelerated methods over the following periods:

     Furniture, equipment and
      temporary store fixtures........ 4-9 years
     Leasehold improvements........... 4-10 years (or lease term, if shorter)
     Truck............................ 4 years

  Construction allowances received from shopping mall operators, consisting of cash payments and/or free rent periods, are deducted from the cost of leasehold improvements.

 Occupancy Expense

  Occupancy expense is recorded on the straight-line basis over the term of the leases, including certain leases under which lease payments escalate over the term of the lease. Accrued occupancy expense is recorded for the excess of expense determined on a straight-line basis over cash payments during the escalation period.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

                            WORLD OF SCIENCE, INC.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Store Openings and Closings

  The Company expenses all costs associated with the opening of a store in the current period, with the exception of leasehold improvements and fixtures which are capitalized. The Company accrues the anticipated cost of closing a store, including remaining lease obligations, if any, and the undepreciated cost of leasehold improvements in the period in which the decision to close the store is made.

 Stock Option Plans

  Prior to fiscal 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, in fiscal 1996 which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in fiscal 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

 Per Share Amounts

  Net income (loss) per share is calculated using the weighted average number of shares outstanding during the period increased by dilutive common stock equivalents which include outstanding stock options and warrants, including an option granted by the Company's Chairman and Chief Executive Officer to purchase shares personally owned by him as discussed in note 9. Under the rules of the Securities and Exchange Commission, stock options granted within one year of the anticipated initial public offering of common stock (See note
2) are included as common stock equivalents for each of the fiscal years 1994, 1995, and 1996.

  All share and per share amounts included in the financial statements retroactively reflect a five-for-one stock split effective April 18, 1997 as described in note 2. Weighted average shares outstanding totaled 3,665,578, 3,738,362, and 3,521,798 for fiscal 1994, 1995 and 1996 and 3,529,672 and
3,519,172 for the three months ended May 4, 1996 and May 3, 1997, respectively. Primary and fully diluted earnings per share are the same for fiscal years 1994, 1995 and 1996 and the interim periods ended May 4, 1996 and May 3, 1997.

                            WORLD OF SCIENCE, INC.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" which is effective for the Company in fiscal 1997. This statement simplifies the standards for computing earnings per share but is not expected to result in any material dilution of earnings per share.

 Unaudited Interim Financial Information

  The interim financial data included in these financial statements is unaudited; however, in the opinion of management, such financial data includes all adjustments of a normal recurring nature necessary for a fair presentation of the Company's financial condition and results of operations.

(2) INITIAL PUBLIC OFFERING

  On April 4, 1997, the Company's Board of Directors authorized the filing of a registration statement for the initial public offering of its common stock. In connection with this offering, the Company's Board of Directors approved an increase in the authorized number of shares of common stock to 10,000,000, a reduction in the par value of common stock from $0.05 to $0.01 per share, a five-for-one stock split, authorization of a new class of 5,000,000 shares of preferred stock, none of which has been issued, and an increase in the number of common shares reserved for issuance under the Stock Option Plans to 565,000 shares. On April 16, 1997 the Company's shareholders approved a restated certificate of incorporation to effect this recapitalization which was filed and became effective on April 18, 1997.

  The Company expects that the net proceeds from the initial public offering will be approximately $8.5 million at a per share price of $6 per share.

(3) PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  A summary of property, equipment and leasehold improvements follows:

                                                       JANUARY 28, FEBRUARY 1,
                                                          1996        1997
                                                       ----------- -----------
     Leasehold improvements--open stores.............. $4,281,064   5,139,806
     Furniture, equipment and temporary store fix-
      tures...........................................  2,455,103   3,056,180
     Truck............................................     16,115         --
     Construction in progress.........................    169,917     314,931
                                                       ----------   ---------
                                                        6,922,199   8,510,917
     Less accumulated depreciation and amortization...  2,590,414   3,527,199
                                                       ----------   ---------
                                                       $4,331,785   4,983,718
                                                       ==========   =========

  Construction allowances received from shopping mall developers totaling $899,776, $575,712 and $981,035 in fiscal 1994, 1995 and 1996, respectively, have been recorded as reductions of leasehold improvements.

  Construction in progress at February 1, 1997 consists of leasehold improvements and fixtures for stores which will be opening in fiscal 1997. All stores with construction in progress at January 28, 1996 were opened during the year ended February 1, 1997.

(4) LEASE AGREEMENTS

  The Company leases retail space for stores, warehouse space, and vans. The Company is granted concessions for certain leases related to retail space to offset the cost of leasehold improvements. The Company records the concessions as a reduction in the cost of leasehold improvements and charges gross rent expense on a straight-line basis over the initial term of the lease.

                            WORLD OF SCIENCE, INC.

  The future minimum lease payments under noncancelable operating leases executed as of May 30, 1997 and the present value of future minimum capital lease payments as of February 1, 1997 are as follows:

                                                           CAPITAL   OPERATING
                                                            LEASES    LEASES
                                                           -------- -----------
   Fiscal year:
     1997................................................  $116,418 $ 5,920,766
     1998................................................   115,614   4,167,798
     1999................................................    12,495   3,976,295
     2000................................................       --    3,610,658
     2001................................................       --    3,442,934
     After 2001..........................................       --   11,109,150
                                                           -------- -----------
     Total minimum lease payments........................   244,527 $32,227,601
                                                                    ===========
   Less amount representing interest.....................    12,508
                                                           --------
   Present value of net minimum capital lease payments...   232,019
   Less current installments of obligations under capital
    leases...............................................   101,620
                                                           --------
   Obligations under capital leases, excluding current
    installments.........................................  $130,399
                                                           ========

  Certain lease agreements for retail space provide for contingent rental payments in excess of the minimum required payments if the specific store exceeds certain sales levels. Rent expense in excess of the minimum required amounts for the stores was $156,074, $246,880, and $212,559 for the fiscal years 1994, 1995 and 1996, respectively.

  Total rent expense under all leases amounted to $4,804,909, $5,768,239 and $7,090,192 for fiscal years 1994, 1995 and 1996, respectively.

(5) INCOME TAXES

  Income tax expense (benefit) for fiscal years 1994, 1995, and 1996, consists of the following:

                                                FEDERAL     STATE      TOTAL
                                               ----------  --------  ----------
   1994
    Current................................... $  527,000  $158,000  $  685,000
    Deferred..................................   (187,000)  (38,000)   (225,000)
                                               ----------  --------  ----------
                                               $  340,000  $120,000  $  460,000
                                               ==========  ========  ==========
   1995
    Current................................... $  808,000  $232,000  $1,040,000
    Deferred..................................   (112,000)  (22,000)   (134,000)
                                               ----------  --------  ----------
                                               $  696,000  $210,000  $  906,000
                                               ==========  ========  ==========
   1996
    Current................................... $1,163,000  $339,000  $1,502,000
    Deferred..................................   (242,000)  (50,000)   (292,000)
                                               ----------  --------  ----------
                                               $  921,000  $289,000  $1,210,000
                                               ==========  ========  ==========

                            WORLD OF SCIENCE, INC.

  A reconciliation of the expected tax expense, computed by applying the statutory income tax rate of 34% to income before income taxes, to the actual income tax expense follows:

                                                   1994      1995       1996
                                                 --------  --------  ----------
   Computed expected tax expense................ $401,000  $751,000  $1,002,000
   State taxes, net of federal benefit..........   80,000   139,000     191,000
   Charitable contributions.....................  (33,000)      --          --
                                                 --------  --------  ----------
   Other, net...................................   12,000    16,000      17,000
                                                 --------  --------  ----------
                                                 $460,000  $906,000  $1,210,000
                                                 ========  ========  ==========
     Effective tax rate.........................     39.0%     41.0%       41.0%
                                                 ========  ========  ==========

  The significant components of deferred tax assets are presented below:

                                                         JANUARY 28, FEBRUARY 1,
                                                            1996        1997
                                                         ----------- -----------
   Deferred tax assets:
     Inventory..........................................  $142,000    $341,000
     Accrued occupancy expense..........................   227,000     272,000
     Depreciation.......................................   247,000     268,000
     Other..............................................       --       27,000
                                                          --------    --------
       Total gross deferred tax assets..................   616,000     908,000
     Less valuation allowance...........................       --          --
                                                          --------    --------
       Net deferred tax assets..........................  $616,000    $908,000
                                                          ========    ========

  In assessing the realizability of deferred tax assets, management evaluates whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance against total gross deferred tax assets is not considered necessary.

(6) LINES OF CREDIT

  The Company has available lines of credit with a bank which had no outstanding balances as of January 28, 1996 and February 1, 1997. A description of the lines of credit follows:

                                                                             AVAILABLE
      DESCRIPTION              PURPOSE          RATE        MATURITY           AMOUNT
      -----------         ------------------ -----------  -------------    --------------
Revolving line of credit  Inventory             Prime     February 1998    $12,500,000 or
                                                                            80% of the
                                                                            inventory
Revolving line of         Store construction
 credit/multiple term      and inventory
 facilities                                  Prime + .25%  January 1999(1) $1,500,000

--------
(1) Any multiple term loans under this line are payable in 18 equal monthly installments of principal commencing February 1 of the first calendar year after issuance of each loan.

                            WORLD OF SCIENCE, INC.

  The Company pays a commitment fee on the unused portion of the revolving lines of credit which is calculated at a rate of 1/4 of 1.0%. The lines are collateralized by warehouse and store inventory.

  The revolving line of credit includes sublimits of $12,000,000 for banker acceptances and $1,000,000 for import letters of credit. At January 28, 1996 and February 1, 1997 no banker acceptances were outstanding, and the Company was contingently liable under outstanding letters of credit of $153,951 and $181,193, respectively.

  The lines of credit contain restrictive covenants including requirements to achieve certain financial ratios involving levels of net income, stockholders equity, and inventory. The covenants restrict the Company from declaring any dividends on common stock or purchasing, redeeming or retiring any of its common stock in excess of $50,000 in aggregate in any fiscal year. The Company was in compliance with such covenants at February 1, 1997.

  The maximum outstanding balance under these lines of credit during fiscal years 1995 and 1996 were $8,928,600 and $11,515,000, respectively. The average balances outstanding were $4,242,000 and $4,224,000 for fiscal 1995 and 1996, respectively.

(7) LONG-TERM DEBT

  In addition to the $1,500,000 revolving line of credit/multiple term facilities described in note 6, the Company has an available $1,000,000 line for multiple term loans to be used for leasehold improvements and equipment. Any multiple term loans under this line will mature in 60 months and the available line expires in October 1997. Term loans originated under this line will bear interest at prime plus 0.5% or the Company may opt for a fixed rate.

  Under this line, the Company has a term loan with an outstanding balance of $137,617 at February 1, 1997, for office and warehouse renovation and equipment. This loan is payable in monthly installments of approximately $6,400, including interest at 7.4% through November 1, 1998 and is secured by equipment. The remaining available amount under the line is approximately $862,000 as of February 1, 1997.

(8) BENEFIT PLANS

  The Company does not currently offer and has not offered in the past, postemployment or postretirement benefits to its current or former employees, and accordingly, does not have a recorded liability for such benefits.

  On January 29, 1996, the Company began sponsoring a 401(k) plan for all employees who have met certain eligibility requirements. The Company matches 50% of employee contributions to the plan up to a maximum match of 2.5% of employee compensation. For fiscal 1996, total expenses under the plan were $66,532.

(9) STOCK OPTIONS AND WARRANTS

  The Company has two Stock Option Plans (the Plans) for employees and directors. The Plans authorize the issuance of options to purchase up to 640,000 shares of the Company's common stock adjusted for the five for one stock split described in note 2. The Plans provide for options which may be issued as qualified incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options.

  Options under the Plans are granted at the discretion of the Board of Directors. The exercise price of qualified incentive stock options under the Plans will not be less than the fair market value of the Company's

                            WORLD OF SCIENCE, INC.

stock at the date of grant, as determined by the Board of Directors, except in the case of an optionee owning more than 10% of the total combined voting power of all classes of stock of the Company, the price at which shares of stock may be purchased shall not be less than 110% of the fair market value. Options to the extent vested can be exercised immediately. The options expire five years from the date of grant for options granted to a person then owning more than 10% of the voting power of all common stock and ten years from the date of grant for all other officers and employees. Stock appreciation rights may be granted in connection with stock options. Such rights are exercisable by the optionee at any time a related option could be exercised, and are payable in cash, common stock or any combination. The exercise of a stock appreciation right results in cancellation of the related option. No stock appreciation rights have been granted under the Plans.

  Options granted in fiscal 1996 vest 20% upon grant date with the remaining 80% vesting ratably over a four year period. Options granted prior to fiscal 1996 vested 100% upon grant date.

  At February 1, 1997, there were 400,000 shares available for grant under the Plans. The per share weighted-average fair value of stock options granted during fiscal 1996 was $2.00 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: No expected dividend yield, weighted average expected volatility of 53.5%, risk-free interest rate of 6.72%, and an expected life of ten years.

  The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income for fiscal 1996 would have been reduced to the pro forma amounts indicated below:

                                                                         1996
                                                                      ----------
     Net income:
       As reported................................................... $1,735,846
       Pro forma.....................................................  1,699,308
     Net income per share:
       As reported................................................... $     0.49
       Pro forma.....................................................       0.48

  Proforma net income reflects only options granted in fiscal 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 29, 1995 is not considered.

                            WORLD OF SCIENCE, INC.

  The following is a summary of the change in options outstanding for fiscal 1994, 1995 and 1996:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                              NUMBER OF EXERCISE
                                                               OPTIONS   PRICE
                                                              --------- --------
   Outstanding at January 30, 1994...........................  125,000   $1.40
     Granted.................................................   20,000    2.10
     Exercised...............................................  (75,000)   1.10
     Terminated..............................................      --      --
                                                               -------
   Outstanding at January 29, 1995...........................   70,000    1.92
     Granted.................................................      --      --
     Exercised...............................................      --      --
     Terminated..............................................      --      --
                                                               -------
   Outstanding at January 28, 1996...........................   70,000    1.92
     Granted.................................................  110,000    2.77
     Exercised...............................................      --      --
     Terminated..............................................  (15,000)   1.80
                                                               -------
   Outstanding at February 1, 1997...........................  165,000    2.50
                                                               =======

  At February 1, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.80--$3.00 and 8.5 years, respectively.

  At January 28, 1996 and February 1, 1997, the number of options exercisable was 70,000 and 77,000, respectively, and the weighted-average exercise price of those options was $1.92 and $2.19, respectively.

  In fiscal 1989, the Company granted an investment group, of which one member is a director and stockholder of the Company, warrants to purchase 102,500 shares of common stock at $2.10 per share. These warrants expired unexercised in May 1995.

  In September 1990, the Company's Chairman and Chief Executive Officer (CEO) granted the Company's former President an option to purchase 654,550 shares of stock personally owned by the CEO at a price of $1.45 per share subject to certain conditions and restrictions. This option terminated upon the former President's resignation on January 17, 1996.

  The option under this agreement is considered a common stock equivalent of the Company and is included in the computation of net income per share for fiscal 1994 and 1995 using the treasury stock method. The treatment of the option in this manner reduced net income per share by $.01 in both fiscal 1994 and 1995.

                        [INSIDE BACK PAGE OF PROSPECTUS]

[Photographs of Interiors of Stores]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OF-FERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICI-TATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Dilution..................................................................   12
Selected Financial Data...................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Business..................................................................   19
Management................................................................   26
Certain Relationships and Related
 Transactions.............................................................   31
Principal and Selling Stockholders........................................   32
Description of Capital Stock..............................................   34
Shares Eligible for Future Sale...........................................   36
Underwriting..............................................................   38
Legal Matters.............................................................   40
Experts...................................................................   40
Available Information.....................................................   40
Index to Financial Statements.............................................  F-1

  UNTIL AUGUST 2, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRIT-ERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             2,450,000 SHARES

                                      LOGO

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------


                           A.G. EDWARDS & SONS, INC.

                        RAYMOND JAMES &ASSOCIATES, INC.

                               JULY 8, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All amounts except the registration fee payable to the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") are estimates.

     SEC Registration Fee............................................. $  9,060
     NASD Filing Fee..................................................    3,490
     Nasdaq National Market Listing Fee...............................   29,058
     Legal Fees and Expenses..........................................  130,000
     Accountants Fees and Expenses....................................  100,000
     Printing and Engraving Fees......................................  100,000
     Blue Sky Fees and Expenses.......................................    1,000
     Transfer Agent and Registrar Fee and Expenses....................    3,000
     Miscellaneous....................................................   24,392
                                                                       --------
       Total.......................................................... $400,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 722 of the New York Business Corporation Law (the "BCL") empowers a New York corporation to indemnify any persons who are, or are threatened to be, parties to any action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, by reason of the fact that such person (or such person's testator or intestate), was an officer or director of such corporation, or served at the request of such corporation as a director, officer, employee, agent, or in any other capacity, of another corporation or enterprise. The indemnity may include judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by such person as a result of such action or proceeding, or any appeal therein, provided that such officer or director acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service for another corporation, not opposed to, the best interests of the corporation and, for criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. A New York corporation may indemnify officers and directors against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent judicially approved. Where an officer or director is successful on the merits or otherwise in the defense of an action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

  In accordance with Section 402(b) of the BCL, the Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company to the fullest extent permitted under the BCL; provided, however, that there shall be no limitation of a director's liability for acts or omissions committed in bad faith, or that involved intentional misconduct or a knowing violation of law, or from which a director personally gained a financial profit or other advantage to which he or she was not legally entitled. The effect of this provision is to eliminate the personal liability of directors to the Company and its shareholders for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

  Article VIII of the Form of By-Laws of the Company provides for indemnification for the officers and directors of the Company to the full extent permitted by applicable law.

  In addition, the Company is obligated under the provisions of the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Except for the issuance of 15,000 shares of Common Stock (75,000 shares after the stock split) of the Company to Fred Klaucke on May 27, 1994 in connection with Mr. Klaucke's exercise of a portion of his stock options, the Company has made no offers or sales of its securities within the past three years. The issuance of shares of Common Stock to Mr. Klaucke was exempt from the registration requirements of the Securities Act of 1933 pursuant to
Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  1   Form of Underwriting Agreement.
  3.1 Form of Restated Certificate of Incorporation of the Company.*
  3.2 Form of Bylaws of the Company, as amended.*
  4   Specimen Certificate of Common Stock of the Company.*
  5   Opinion of Harris Beach & Wilcox, LLP.*
 10.1 Employment Agreement dated February 1, 1996 by and between the Company and Fred H. Klaucke.*
 10.2 Covenant Not-to-Compete and Non-Disclosure Agreement dated June, 1989 of
      Fred H. Klaucke.*
 10.3 1993 Employee Stock Option Plan of the Company.*
 10.4 1989 Incentive Stock Option Plan of the Company.*
 10.5 Lease Agreement dated as of September 11, 1968 between the Company and
      Genesee Valley Regional Market Authority, together with all amendments thereto.*
 10.6 Lease Agreement dated as of March 29, 1994 between the Company and BF
      Realty Investors Rochester II Limited Partnership.*
 10.7 Sublease dated as of March 31, 1997 between the Company and Tertrac
      Associates.*
 11   Computation of Earnings Per Share.
 23   Consent of experts.
      (a) Consent of counsel is included in Exhibit 5 above.*
      (b) Consent of KPMG Peat Marwick LLP.
 27   Financial Data Schedule.*

--------
* Previously Filed.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (a) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (c) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCHESTER, STATE OF NEW YORK ON JULY 8, 1997.

                                          World of Science, Inc.

                                                    /s/ Fred H. Klaucke
                                          By: _________________________________
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ Fred H. Klaucke           President and Chief
-------------------------------------   Executive Officer,       July 8, 1997
           FRED H. KLAUCKE              Chairman of the
                                        Board

       /s/ Charles A. Callahan         Vice President of
-------------------------------------   Finance, Chief           July 8, 1997
         CHARLES A. CALLAHAN            Financial Officer
                                        and Assistant
                                        Secretary
                                        (Principal
                                        Accounting Officer)

                  *                    Director
-------------------------------------
           THOMAS A. JAMES

                  *                    Director
-------------------------------------
          RICHARD B. CALLEN

                  *                    Director
-------------------------------------
          THOMAS J. SCANLON

* By     /s/ Fred H. Klaucke
   ---------------------------------                             July 8, 1997
FRED H. KLAUCKE, AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

  1   Form of Underwriting Agreement.
  3.1 Form of Restated Certificate of Incorporation of the Company.*
  3.2 Form of Bylaws of the Company, as amended.*
  4   Specimen Certificate of Common Stock of the Company.*
  5   Opinion of Harris Beach & Wilcox, LLP.*
 10.1 Employment Agreement dated February 1, 1996 by and between the Company and Fred H. Klaucke.*
 10.2 Covenant Not-to-Compete and Non-Disclosure Agreement dated June, 1989 of
      Fred H. Klaucke.*
 10.3 1993 Employee Stock Option Plan of the Company.*
 10.4 1989 Incentive Stock Option Plan of the Company.*
 10.5 Lease Agreement dated as of September 11, 1968 between the Company and
      Genesee Valley Regional Market Authority, together with all amendments thereto.*
 10.6 Lease Agreement dated as of March 29, 1994 between the Company and BF
      Realty Investors Rochester II Limited Partnership.*
 10.7 Sublease dated as of March 31, 1997 between the Company and Tertrac
      Associates.*
 11   Computation of Earnings Per Share.
 23   Consent of experts.
      (a) Consent of counsel is included in Exhibit 5 above.*
      (b) Consent of KPMG Peat Marwick LLP.
 27   Financial Data Schedule.*

--------
* Previously Filed.